SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

June / 2012

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
BALANCE SHEETS		3
BALANCE SHEETS		4
STATEMENTS OF INCOME		5
STATEMENTS OF INCOME – Turnover for the second quarter		6
STATEMENTS OF COMPREHENSIVE INCOME		7
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		8
STATEMENTS OF CASH FLOWS		9
STATEMENTS OF ADDED VALUE		11
NOTES TO THE QUARTELY FINANCIAL INFORMATION		13
1	General Information	13
2	Main Accounting Policies	13
3	Cash and Cash equivalents	16
4	Bonds and Securities	16
5	Trade Accounts Receivable	19
6	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	20
7	Accounts receivable related to the concession	22
8	Other Receivables	26
9	Inventories	27
10	Income Tax, Social Contribution and Other Taxes	27
11	Prepaid Expenses	34
12	Judicial Deposits	34
13	Receivable from related parties	35
14	Investments	36
15	Property, Plant and Equipment	45
16	Intangible Assets	52
17	Payroll, Social Charges and Labor Accruals	56
18	Suppliers	56
19	Loans and Financing	58
20	Post-Employment Benefits	68
21	Regulatory Charges	70
22	Research and Development and Energy Efficiency	70
23	Accounts Payable related to concession - Use of Public Property	71
24	Other Accounts Payable	73
25	Reserve for Contingencies	73
26	Shareholders’ Equity	80
27	Operating Revenues	84
28	Operating Costs and Expenses	85
29	Financial Income (Expenses)	92
30	Operating Segments	93
31	Operating Lease Agreements	96
32	Financial Instruments	97
33	Related Party Transactions	110
34	Insurance	113
35	Compensation Account for “Part A”	113
COMMENTS ON PERFORMANCE FOR THE PERIOD		116
1	Distribution	116
2	Energy Market	116
3	Administration	119
4	Market relations	119
5	Tariffs	120
6	Economic Financial Results	122
OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT		124
GROUPS IN CHARGE OF GOVERNANCE		126
INDEPENDENT AUDITORS’ REVIEW REPORT		127

QUARTERLY FINANCIAL INFORMATION

BALANCE SHEETS

as of June 30, 2012 and December 31, 2011

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			06.30.2012	12.31.2011	06.30.2012	12.31.2011
1	Total assets		13,664,790	13,344,153	19,538,925	19,121,663
1.01	Current assets		1,055,274	1,300,161	3,412,108	3,702,013
1.01.01	Cash and Cash Equivalents	3	38,846	27,757	673,765	1,049,125
1.01.02	Financial Investments	4	171	165	458,358	584,687
1.01.02.01	Financial Investments Stated at Fair Value		171	165	458,358	578,719
1.01.02.01.01	Financial Investments Held for Trading		-	-	149,916	60,022
1.01.02.01.02	Financial Investments Held for Sale		171	165	294,990	516,029
1.01.02.01.03	Collaterals and Escrow Accounts		-	-	13,452	2,668
1.01.02.02	Financial Investments Stated at Amortized Cost	4	-	-	-	5,968
1.01.02.02.01	Bonds and Securities		-	-	-	5,968
1.01.03	Accounts Receivable		904,390	1,153,331	1,866,506	1,694,073
1.01.03.01	Trade Accounts Receivable		-	-	1,490,924	1,368,366
1.01.03.01.01	Trade Accounts Receivable	5	-	-	1,490,924	1,368,366
1.01.03.02	Other Accounts Receivable		904,390	1,153,331	375,582	325,707
1.01.02.03.01	Dividends Receivable	13	904,043	1,153,009	8,342	17,906
1.01.02.03.02	CRC transferred to the State Government of Paraná	6	-	-	69,258	65,862
1.01.02.03.03	Account Receivable related to concession	7	-	-	99,077	80,626
1.01.02.03.04	Other Receivables	8	347	322	198,905	161,313
1.01.04	Inventories	9	-	-	113,380	103,802
1.01.06	Taxes Recoverable		111,867	118,908	286,998	265,738
1.01.06.01	Current Taxes Recoverable		111,867	118,908	286,998	265,738
1.01.06.01.01	Income Tax and Social Contribution	10.1	111,856	118,908	217,649	215,381
1.01.06.01.02	Other current recoverable taxes	10.3	11	-	69,349	50,357
1.01.07	Prepaid expenses		-	-	13,101	4,588
1.01.07.01	Prepaid expenses	11	-	-	13,101	4,588
1.02	Noncurrent assets		12,609,516	12,043,992	16,126,817	15,419,650
1.02.01	Long Term Assets		1,596,328	1,509,880	6,304,610	5,939,512
1.02.01.01	Financial Investments Stated at Fair Value	4	-	-	155,343	88,953
1.02.01.01.02	Financial Investments Held for Sale		-	-	82,728	51,400
1.02.01.01.03	Collaterals and escrow accounts		-	-	72,615	37,553
1.02.01.02	Financial Investments Stated at Amortized Cost	4	-	-	11,730	11,189
1.02.01.02.01	Bonds and Securities		-		11,730	11,189
1.02.01.03	Accounts Receivable		-	-	35,069	32,452
1.02.01.03.01	Trade Accounts Receivable	5	-	-	35,069	32,452
1.02.01.06	Deferred Taxes		172,299	141,639	800,651	745,180
1.02.01.06.01	Deferred Income Tax and Social Contribution	10.2	172,299	141,639	800,651	745,180
1.02.01.07	Prepaid expenses		-	-	12,619	190
1.02.01.07.01	Prepaid expenses	11	-	-	12,619	190
1.02.01.08	Receivable from Related Parties		1,152,196	1,145,394	-	-
1.02.01.08.02	Receivable from Subsidiaries	13	1,152,196	1,145,394	-	-
1.02.01.09	Other Noncurrent Assets		271,833	222,847	5,289,198	5,061,548
1.02.01.09.03	Account Receivable related to concession	7	-	-	3,328,988	3,236,474
1.02.01.09.04	CRC transferred to the State Government of Paraná	6	-	-	1,290,803	1,280,598
1.02.01.09.05	Judicial Deposits	12	271,833	222,847	551,825	430,817
1.02.01.09.06	Income Tax and Social Contribution	10.1	-	-	19,576	18,714
1.02.01.09.07	Other noncurrent recoverable taxes	10.3	-	-	76,066	77,912
1.02.01.09.08	Other Receivables	8	-	-	21,940	17,033
1.02.02	Investments	14	11,013,188	10,534,112	578,514	549,158
1.02.02.01	Investments Interests		11,013,188	10,534,112	578,514	549,158
1.02.02.01.01	Investments in Associated Companies		140,496	142,576	508,219	487,015
1.02.02.01.02	Investments in Subsidiaries		10,427,357	9,978,798	-	-
1.02.02.01.03	Investments in Joint Venture		380,517	356,072	-	-
1.02.02.01.04	Other Investment Interests		64,818	56,666	70,295	62,143
1.02.03	Property, Plant and Equipment, net	15	-	-	7,480,411	7,209,123
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,582,321	5,745,140
1.02.03.02	Property, Plant and Equipment in Progress		-	-	1,898,090	1,463,983
1.02.04	Intangible Assets	16	-	-	1,763,282	1,721,857
1.02.04.01	Intangible Assets		-	-	1,763,282	1,721,857
1.02.04.01.01	Concession Contract		-	-	1,698,338	1,658,564
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	23,721	24,098
1.02.04.01.03	Others		-	-	41,223	39,195
See the accompanying notes to the quarterly information

BALANCE SHEETS

as of June 30, 2012 and December 31, 2011 (continued)

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			06.30.2012	12.31.2011	06.30.2011	12.31.2011
2	Total liabilities		13,664,790	13,344,153	19,538,925	19,121,663
2.01	Current liabilities		124,909	223,073	1,905,625	2,058,821
2.01.01	Payroll, social charges and accruals	17	252	153	212,636	224,095
2.01.01.01	Social charges and accruals		252	153	57,887	63,393
2.01.01.02	Payroll and accruals		-	-	154,749	160,702
2.01.02	Suppliers		1,327	2,065	769,417	747,453
2.01.02.01	Domestic Suppliers	18	1,327	2,065	769,417	747,453
2.01.03	Tax Liabilities		1,018	45,314	370,371	440,247
2.01.03.01	Federal Taxes		1,018	45,311	180,453	243,253
2.01.03.01.01	Income Tax and Social Contribution Payable	10.1	-	3,929	140,932	151,790
2.01.03.01.02	Other Federal Taxes	10.3	1,018	41,382	39,521	91,463
2.01.03.02	State Taxes	10.3	-	-	188,732	193,808
2.01.03.03	Municipal Taxes	10.3	-	3	1,186	3,186
2.01.04	Loans and Financing		34,440	44,152	105,944	116,487
2.01.04.01	Loans and Financing	19	34,440	44,152	105,944	116,487
2.01.04.01.01	In Domestic Currency		31,152	39,668	102,650	111,997
2.01.04.01.02	In Foreign Currency		3,288	4,484	3,294	4,490
2.01.05	Other Liabilities		87,872	131,389	447,257	530,539
2.01.05.02	Others		87,872	131,389	447,257	530,539
2.01.05.02.02	Minimum Compulsary Dividend Payable		87,325	130,859	87,325	135,744
2.01.05.02.04	Post Employment Benefits	20	-	-	22,180	36,037
2.01.05.02.05	Custumer charges due	21	-	-	62,743	70,511
2.01.05.02.06	Research and Development and Energy Efficiency	22	-	-	124,450	156,915
2.01.05.02.07	Payables related to Concession - Use of Public Property	23	-	-	45,261	44,656
2.01.05.02.08	Other Accounts Payable	24	547	530	105,298	86,676
2.02	Noncurrent liabilities		1,312,173	1,294,386	5,149,732	4,993,314
2.02.01	Loans and Financing		970,521	965,772	2,127,413	2,057,985
2.02.01.01	Loans and Financing	19	970,521	965,772	2,127,413	2,057,985
2.02.01.01.01	In Domestic Currency		913,747	911,829	2,070,631	2,004,030
2.02.01.01.02	In Foreign Currency		56,774	53,943	56,782	53,955
2.02.02	Other Liabilities		-	-	1,053,278	1,006,596
2.02.02.02	Others		-	-	1,053,278	1,006,596
2.02.02.02.03	Suppliers	18	-	-	84,839	108,462
2.02.02.02.04	Tax Liabilities	10.3	-	-	-	152
2.02.02.02.05	Post Employment Benefits	20	-	-	457,444	432,838
2.02.02.02.06	Research and Development and Energy Efficiency	22	-	-	124,746	94,649
2.02.02.02.07	Payables related to Concession - Use of Public Property	23	-	-	386,032	370,442
2.02.02.02.08	Other Accounts Payable	24	-	-	217	53
2.02.03	Deferred Taxes		33,091	33,259	875,794	927,910
2.02.01.06.02	Deferred Income Tax and Social Contribution	10.2	33,091	33,259	875,794	927,910
2.02.04	Provisions	25	308,561	295,355	1,093,247	1,000,823
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		297,740	284,534	1,044,796	952,572
2.02.04.01.01	Provisions for Taxes		280,258	274,605	303,105	281,937
2.02.04.01.02	Labor and Social Security Provisions		-	-	129,563	128,505
2.02.04.01.03	Provisions for Employee Benefits		-	-	76,003	58,089
2.02.04.01.04	Civil Provisions		17,482	9,929	536,125	484,041
2.02.04.02	Other Provisions		10,821	10,821	48,451	48,251
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	130	104
2.02.04.02.02	Provisions for Regulatory Liabilities		10,821	10,821	48,321	48,147
2.03	Consolidated shareholders' equity	26	12,227,708	11,826,694	12,483,568	12,069,528
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		3,374,738	3,459,613	3,374,738	3,459,613
2.03.04.01	Legal Reserves		536,187	536,187	536,187	536,187
2.03.04.02	Retaindes earnings		2,838,551	2,838,551	2,838,551	2,838,551
2.03.04.08	Additional Dividend Proposed		-	84,875	-	84,875
2.03.05	Accumulated Profit		544,692	-	544,692	-
2.03.06	Equity Evaluation Adjustments		1,398,278	1,457,081	1,398,278	1,457,081
2.03.06	Equity Evaluation Adjustments	26.2	-	-	255,860	242,834
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME

for the six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			06.30.2012	06.30.2011	06.30.2012	06.30.2011
3	Statement of income
3.01	Income from sale of goods and/or services	27	-	-	4,056,108	3,668,538
3.02	Cost of goods and/or services sold	28	-	-	(2,951,235)	(2,508,927)
3.03	Gross profit		-	-	1,104,873	1,159,611
3.04	Operational expenses / income		450,117	642,267	(380,940)	(342,771)
3.04.01	Selling Expenses	28	-	-	(9,600)	(32,253)
3.04.02	General and Administrative Expenses	28	(12,565)	(14,899)	(233,579)	(204,029)
3.04.04	Other Operational Income	28	267	144	484	3,226
3.04.05	Other Operational Income	28	(13,583)	6,811	(174,757)	(144,597)
3.04.06	Equity in Income of Subsidiaries	14	475,998	650,211	36,512	34,882
3.05	Profit before financial results and taxes		450,117	642,267	723,933	816,840
3.06	Financial Results	29	10,231	(11,124)	(24,387)	147,139
3.06.01	Financial Income		58,617	60,938	299,103	308,479
3.06.02	Financial Expenses		(48,386)	(72,062)	(323,490)	(161,340)
3.07	Profit before tax and social contribution		460,348	631,143	699,546	963,979
3.08	Income Tax and Social Contribution on Profit	10.4	31,312	3,516	(194,860)	(321,667)
3.08.01	Current		-	-	(299,474)	(439,161)
3.08.02	Deferred		31,312	3,516	104,614	117,494
3.09	Net income for the period		491,660	634,659	504,686	642,312
3.11	Consolidated net income for the quarter		491,660	634,659	504,686	642,312
3.11.01	Attributed to Controlling Shareholders		-	-	491,660	634,659
3.11.02	Attributed to Non-Controlling Interest	26.2	-	-	13,026	7,653
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais	26.1
	Class "A" Preferred shares		1.8875	2.4374
	Class "B" Preferred shares		1.8876	2.4366
	Ordinary shares		1.7160	2.2151
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME – Turnover for the second quarter

for the three-month and six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

Code	Description	Parent Company
		04.01.2012	01.01.2012	04.01.2011	01.01.2011
		to 06.30.2012	to 06.30.2012	to 06.30.2011	to 06.30.2011
3	Statement of income
3.01	Income from sale of goods and/or services	-	-	-	-
3.02	Cost of goods and/or services sold	-	-	-	-
3.03	Gross profit	-	-	-	-
3.04	Operational expenses / income	142,612	450,117	264,618	642,267
3.04.01	Selling Expenses	-	-	-	-
3.04.02	General and Administrative Expenses	(8,217)	(12,565)	(4,872)	(14,899)
3.04.04	Other Operational Income	196	267	144	144
3.04.05	Other Operational Income	(9,600)	(13,583)	(1,907)	6,811
3.04.06	Equity in Income of Subsidiaries	160,233	475,998	271,253	650,211
3.05	Profit before financial results and taxes	142,612	450,117	264,618	642,267
3.06	Financial Results	4,456	10,231	(13,225)	(11,124)
3.06.01	Financial Income	28,380	58,617	30,837	60,938
3.06.02	Financial Expenses	(23,924)	(48,386)	(44,062)	(72,062)
3.07	Profit before tax and social contribution	147,068	460,348	251,393	631,143
3.08	Income Tax and Social Contribution on Profit	30,467	31,312	3,785	3,516
3.08.01	Current	680	-	-	-
3.08.02	Deferred	29,787	31,312	3,785	3,516
3.09	Net income for the period	177,535	491,660	255,178	634,659
3.11	Consolidated net income for the quarter	177,535	491,660	255,178	634,659
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais
	Class "A" Preferred shares	0.6821	1.8875	0.9770	2.4374
	Class "B" Preferred shares	0.6816	1.8876	0.9797	2.4366
	Ordinary shares	0.6196	1.7160	0.8906	2.2151
See the accompanying notes to the quarterly information

Code	Description	Consolidated
		04.01.2012	01.01.2012	04.01.2011	01.01.2011
		to 06.30.2012	to 06.30.2012	to 06.30.2011	to 06.30.2011
3	Statement of income
3.01	Income from sale of goods and/or services	2,031,470	4,056,108	1,842,308	3,668,538
3.02	Cost of goods and/or services sold	(1,594,017)	(2,951,235)	(1,279,450)	(2,508,927)
3.03	Gross profit	437,453	1,104,873	562,858	1,159,611
3.04	Operational expenses / income	(174,448)	(380,940)	(213,795)	(342,771)
3.04.01	Selling Expenses	15,294	(9,600)	(18,966)	(32,253)
3.04.02	General and Administrative Expenses	(122,076)	(233,579)	(108,244)	(204,029)
3.04.04	Other Operational Income	295	484	3,051	3,226
3.04.05	Other Operational Income	(87,626)	(174,757)	(109,918)	(144,597)
3.04.06	Equity in Income of Subsidiaries	19,665	36,512	20,282	34,882
3.05	Profit before financial results and taxes	263,005	723,933	349,063	816,840
3.06	Financial Results	(39,673)	(24,387)	36,779	147,139
3.06.01	Financial Income	170,797	299,103	124,450	308,479
3.06.02	Financial Expenses	(210,470)	(323,490)	(87,671)	(161,340)
3.07	Profit before tax and social contribution	223,332	699,546	385,842	963,979
3.08	Income Tax and Social Contribution on Profit	(38,391)	(194,860)	(128,359)	(321,667)
3.08.01	Current	(106,144)	(299,474)	(164,195)	(439,161)
3.08.02	Deferred	67,753	104,614	35,836	117,494
3.09	Net income for the period	184,941	504,686	257,483	642,312
3.11	Consolidated net income for the quarter	184,941	504,686	257,483	642,312
3.11.01	Attributed to Controlling Shareholders	177,535	491,660	255,178	634,659
3.11.02	Attributed to Non-Controlling Interest	7,406	13,026	2,305	7,653
See the accompanying notes to the quarterly information

STATEMENTS OF COMPREHENSIVE INCOME

for the six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Net income for the period	491,660	634,659	504,686	642,312
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:
Financial investments	1,946	-	2,948	-
Concession	(8,657)	(1,968)	(13,116)	(2,982)
Other investments	1,424	-	1,424	-
(-) Taxes on financial asset adjustments	(484)	-	2,973	1,014
Total comprehensive income for the period, before taxes	(5,771)	(1,968)	(5,771)	(1,968)
Total comprehensive income for the period	485,889	632,691	498,915	640,344
Attributed to Parent Company			485,889	632,691
Attributed to non controlling interests			13,026	7,653
See the accompanying notes to the quarterly information

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

	Note	Attributable to Parent Company						Total Parent Company	Attributable to non controlling interests	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2012		6,910,000	1,457,081	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Net Income for the period	26.2	-	-	-	-	-	491,660	491,660	13,026	504,686
Other comprehensive income
Adjustments related to financial assets classified as	26.1.2	-	(5,771)	-	-	-	-	(5,771)	-	(5,771)
available for sale, net of taxes
Total comprehensive income for the period		-	(5,771)	-	-	-	491,660	485,889	13,026	498,915
Approval of additional dividends proposed		-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	26.1.2	-	(53,032)	-	-	-	53,032	-	-	-
Balances as of June 30, 2012		6,910,000	1,398,278	536,187	2,838,551	-	544,692	12,227,708	255,860	12,483,568
See the accompanying notes to the quarterly information

	Note	Attributable to Parent Company						Total	Attributable to non controlling interests	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2011		6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net Income for the period	27.1.3	-	-	-	-	-	634,659	634,659	7,653	642,312
Other comprehensive income
Adjustments related to financial assets
classified as available for sale, net of taxes	7	-	(1,968)	-	-	-	-	(1,968)	-	(1,968)
Total comprehensive income for the period		-	(1,968)	-	-	-	634,659	632,691	7,653	640,344
Approval of additional dividends proposed		-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity valuation adjustments	27.1.2	-	(42,258)	-	-	-	42,258	-	-	-
increase	27.2	-	-	-	-	-	-	-	(19,689)	(19,689)
Allocations proposed to GSM
Dividends	27.2	-	-	-	-	-	-	-	(6,335)	(6,335)
Balances as of June 30, 2011		6,910,000	1,515,290	478,302	2,056,526	-	676,917	11,637,035	247,332	11,884,367
See the accompanying notes to the quarterly information

STATEMENTS OF CASH FLOWS

for the six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

	Note	Parent Company		Consolidated
		06.30.2012	06.30.2011	06.30.2012	06.30.2011

Cash flows from operational activities
Net income for the period		491,660	634,659	504,686	642,312

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	15.3	-	-	169,424	164,884
Amortization of intangible assets - concessions	16	-	-	105,987	103,911
Amortization of intangible assets - others	16	-	-	944	725
Amortization of investments - Concession rights	14.1	-	-	364	364
Unrealized monetary and exchange variations - net		(18,435)	8,593	(1,617)	23,707
Stated at fair value of accounts receivable related to concession	7.1	-	-	194,985	-
Remuneration of accounts receivable related to concession	7.1	-	-	(173,311)	(146,513)
Equity in earnings of subsidiaries	14.1	(475,998)	(650,211)	(36,512)	(34,882)
Income tax and social contribution		-	-	299,474	439,161
Deferred income tax and social contribution		(31,312)	(3,516)	(104,614)	(117,494)
Provision for losses from Accounts Receivable	28.6	-	-	(12,284)	15,277
Provisions for losses on taxes recoverable	28.6	-	-	(3,729)	15,773
Provision (reversal) for legal claims	28.6	13,206	(7,188)	106,829	15,250
Provision for post employment benefits	20.3	267	323	85,694	67,347
Provision for research and development and energy efficiency	22.2	-	-	36,696	33,079
Write off of accounts receivable related to concession	7.1	-	-	3,807	12,569
Write off of property, plant and equipment	15.3	-	-	3,018	17,293
Write off of intangible assets	16	-	-	2,786	5,759

Decrease (increase) in assets
Trade accounts receivable		-	-	6,905	(172,033)
Dividends and interest on own capital received		247,591	114,604	24,673	14,357
CRC transferred to the Government of the State of Paraná	6.2	-	-	75,432	71,842
Judicial deposits		(48,986)	7,395	(121,008)	1,294
Other receivables		(25)	(5)	(41,508)	(24,942)
Inventories		-	-	(9,578)	(12,014)
Income tax and social contribution		7,052	21,046	(3,130)	27,004
Other current taxes recoverable		(11)	-	(8,168)	(977)
Receivable from related parties		-	-	-	1,575
Prepaid expenses		-	-	(20,942)	(6,239)

Increase (decrease) in liabilities
Payroll, social charges and accruals		99	(103)	(11,459)	21,050
Suppliers		(738)	204	(34,048)	(65,474)
Income tax and social contribution paid		(3,929)	(14,985)	(310,332)	(402,246)
Other taxes		(40,367)	(37,095)	(59,170)	(92,927)
Loans and financing - interest due and paid	19	(52,773)	(18,352)	(83,494)	(55,269)
Debentures - interest due and paid		-	(32,524)	-	(32,524)
Post employment benefits	20.4	(267)	(362)	(74,945)	(47,498)
Customer charges due		-	-	(7,768)	24,369
Research and development and energy efficiency	22.2	-	-	(47,321)	(23,323)
Payable related to the concession - use of public property		-	-	(20,490)	(20,492)
Other accounts payable		17	(4,192)	18,786	7,111
Provisions for legal claims	25	-	-	(17,362)	(23,730)

Net cash generated from (used in) operating activities		87,051	18,291	437,700	447,436
(continued)

STATEMENTS OF CASH FLOWS

for the six-month periods ended June 30, 2012 and 2011 (continued)

In thousands of Reais - R$

(continued)
	Note	Parent Company		Consolidated
		06.30.2012	06.30.2011	06.30.2012	06.30.2011

Cash flows from investment activities
Financial investments		(6)	18	54,770	69,803
Loans to related parties		(12,742)	-	-	-
Reimbursement of loans to related parties		72,562	-	-	-
Additions Caiuá - net effect of acquired cash		-	-	(30)	-
Additions Integração Maranhense - net effect of acquired cash		-	-	(53)	-
Additions Matrinchã - net effect of acquired cash		-	-	(313)	-
Additions Guaraciaba - net effect of acquired cash		-	-	(169)	-
Redemption of investment in Ceolpar - incorporated by Copel Geração e Transmissão	14.1	910	-	-	-
Receipt of return of resources to increase capital - Elejor	14.1	-	45,940	-	-
Additions in investments	14.1	(8,277)	(15,610)	(6,893)	(111)
Additions to property, plant and equipment	15.3	-	-	(442,202)	(363,894)
Additions to intangible assets related to the concession	16	-	-	(358,110)	(321,894)
Additions to other intangible assets	16	-	-	(2,654)	(2,120)
Customers contributions	16	-	-	37,007	28,253

Net cash generated from (used in) investing activities		52,447	30,348	(718,647)	(589,963)

Cash flows from financing activities
(Reimbursement) increase of advances for future capital increase	26.2
		-	-	-	(19,689)
Loans and financing obtained from third parties	19	-	-	55,915	197,262
Amortization of principal - loans and financing	19	-	-	(17,034)	(22,631)
Dividends and interest on own capital paid		(128,409)	(124,986)	(133,294)	(130,513)

Net cash (used in) provided by financing activities		(128,409)	(124,986)	(94,413)	24,429

Total effects on cash and cash equivalents		11,089	(76,347)	(375,360)	(118,098)

Cash and cash equivalents at the beginning of the period	3	27,757	89,822	1,049,125	1,794,416
Cash and cash equivalents at the end of the period	3	38,846	13,475	673,765	1,676,318

Change in cash and cash equivalents		11,089	(76,347)	(375,360)	(118,098)
See the accompanying notes to the quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	-	-	6,176

STATEMENTS OF ADDED VALUE

for the six-month periods ended June 30, 2012 and 2011

In thousands of Reais - R$

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Income
Sale of energy, services and other income	-	-	6,002,916	5,421,560
Construction income	-	-	246,263	276,455
Results disposal / deactivation property and rights	267	144	484	3,274
Allow ance for doubtful debts	-	-	12,284	(15,277)
Total	267	144	6,261,947	5,686,012

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,439,302	1,145,789
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	365,543	318,195
Materials, supplies and third parties services	1,663	2,394	248,027	238,769
Natural gas and supplies for gas operations	-	-	147,654	99,417
Construction costs	-	-	244,835	275,570
Loss / Recovery of assets	-	-	3,693	39,228
Other charges	-	-	7,650	7,102
Other supplies	19,265	397	128,899	48,333
Total	20,927	2,791	2,585,603	2,172,403

( = ) GROSS ADDED VALUE	(20,660)	(2,647)	3,676,344	3,513,609

( - ) Depreciation and amortization	377	377	276,719	269,885

( = ) NET ADDED VALUE	(21,037)	(3,024)	3,399,625	3,243,724

( + ) Transferred added value
Financial income	58,617	60,938	299,103	308,479
Results from investment interests	475,998	650,211	36,512	34,882

Total	534,615	711,149	335,615	343,361

VALUE ADDED TO DISTRIBUTE	513,578	708,125	3,735,240	3,587,085
(Continued)

STATEMENTS OF ADDED VALUE

for the six-month periods ended June 30, 2012 and 2011 (continued)

In thousands of Reais - R$

(Continued)
	Parent Company				Consolidated
	06.30.2012%		06.30.2011%		06.30.2012%		06.30.2011%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	3,601		3,343		357,796		288,075
Private pension and health plans	267		323		79,932		63,703
Meal and education assistance	-		-		38,967		33,339
Social security charges - FGTS	240		224		30,757		22,903
Labor indemnities (reversals)	-		-		14,875		21,781
Profit sharing	-		-		26,890		41,319
Transfers to property, plant and equipment
in progress	-		-		(60,412)		(62,900)
Total	4,108	0.8	3,890	0.5	488,805	13.1	408,220	11.4

Government
Federal	(30,573)		(2,496)		1,185,450		1,236,282
State	-		1		1,215,286		1,133,579
Municipal	-		-		1,838		1,570
Total	(30,573)	(6.0)	(2,495)	(0.4)	2,402,574	64.3	2,371,431	66.1

Third Parties
Interest and fines	48,372		72,062		322,274		154,635
Leasing and rent	11		7		12,222		9,092
Donations, subsidies and contributions	-		2		4,679		1,395
Total	48,383	9.4	72,071	10.2	339,175	9.1	165,122	4.6

Shareholders
Non controlling interests	-		-		13,026		7,653
Retained profits	491,660		634,659		491,660		634,659
Total	491,660	95.8	634,659	89.7	504,686	13.5	642,312	17.9

	513,578	100.0	708,125	100.0	3,735,240	100.0	3,587,085	100.0
See the accompanying notes to the quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the six-month period ended June 30, 2012

In thousands of Reais - R$

1     General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Eletric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 14.

2     Main Accounting Policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2011, available in the CVM and Copel’s web sites.

Authorization for the completion of these quarterly financial information was granted at the Meeting of the Board of Officers held on August 13, 2012.

Statement of compliance

The Company’s quarterly financial information includes:

•       The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•       The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Securities and Exchange Comission – (Comissão de Valores Mobiliários or CVM).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial information are not in compliance with the IFRSs, which require that these investments reported in the parent company’s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders’ equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2011 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2011.

Basis of Presentation

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values by their profit and losses, and financial assets held for sale measured to their fair values.

Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais were rounded to the nearest thousand, except when otherwise indicated.

Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The real results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

Note nº 7 – Accounts receivable related to concession;

Note nº 10.2 – Deferred income tax and social contribution;

Note nº 16.1 – Concession - Copel Distribuição; and

Note nº 31 – Operational lease agreements.

Information about uncertainty over assumptions and estimates that may present a significative risk of resulting in material adjustments in the next fiscal year are included in the following notes:

Note nº 2.19.1 of the Financial Statements at December 31, 2011 - Unbilled revenues;

Note nº 2.29 of the Financial Statements at December 31, 2011 - Impairment value of assets;

Note nº 5 – Trade account receivable;

Note nº 15 – Property, plant and equipment;

Note nº 16 – Intangible assets;

Note nº 20 – Post-Employment benefits;

Note nº 25 – Tax, social security, labor and civil provisions; and

Note nº 32 – Financial Instruments.

Basis for consolidation

The consolidated quarterly financial information includes the quarterly financial information of the Company, those of its subsidiaries and the exclusive investment funds.

Quarterly financial statements are included in the consolidated quarterly financial statements starting in the date that the control or shared control started until the date that they cease to exist.

The asset, liability and statement of income accounts of controlled companies (note 14.2) are fully consolidated line by line and the accounts of jointly-controlled entities are consolidated in proportion to shareholding interest (note 14.3).

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information.

3     Cash and Cash equivalents

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Cash and bank accounts	1,142	669	72,023	35,081
Financial investments w ith immediate liquidity	37,704	27,088	601,742	1,014,044
	38,846	27,757	673,765	1,049,125

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101% of the variation of the Interbank Deposit Rate as of June 30, 2012 and December 31, 2011.

4     Bonds and Securities

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Current assets
Bonds and securities (4.1)	171	165	444,906	582,019
Collaterals and escrow accounts	-	-	13,452	2,668
	171	165	458,358	584,687
Noncurrent assets
Bonds and securities (4.1)	-	-	94,458	62,589
Collaterals and escrow accounts (STN - Note nº	-	-	42,511	37,553
Collaterals and escrow accounts - CECS (4.2)	-	-	30,104	-
	-	-	167,073	100,142

Securities

Category	Level	Index		Consolidated
			06.30.2012	12.31.2011
Securities held for sale
CDB	2	CDI	24,622	92,693
Committed Operation	2	CDI	38,581	43,233
Committed Operation	2	Selic	4,636	4,430
Committed Operation	1	Before fixed		46,322
Quotas in Funds	1	CDI	115	111
NTN - F	1	CDI		31,451
NTN - B	1	IPCA		1,956
LFT	1	Selic	167,421	209,942
LTN	1	Before fixed	113,447	103,520
LFBB	2	CDI	20,228	19,296
LF Caixa	2	CDI	8,668	8,270
CDB BB	2	CDI	-	6,205
			377,718	567,429
Securities held for trading
Derivatives	1	DI Future BMF	18	1
Quotas in FI	2	CDI	25,808	11,003
Committed Operation	1	Before fixed	34,284	-
CDB	2	CDI	4,069	-
Treasury bills	2	CDI	12,280	-
LFT	1	Selic	14,232	39,039
LTN	1	Selic	11,350	-
DPGE	2	CDI	39,328	9,979
Shares	1	Ibovespa	134	-
Debentures	2	CDI	1,112	-
Fixed income NPP	2	CDI	3,151	-
Fixed income - Term purchase	1	Before fixed	4,150	-
			149,916	60,022
Overdue securities to maturity
LFT	1	Selic	-	5,920
Quotas in Funds	1	CDI	-	48
LF Caixa	2	CDI	11,730	11,189
			11,730	17,157
			539,364	644,608
		Current	444,906	582,019
		NonCurrent - NC	94,458	62,589

Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F and Serie B - NTN - B
Financial Bills Committed to Banco do Brasil - LFBB
Financial Bills Committed to Caixa Econômica Federal - LF Caixa
Deposit w ith special guarantee FGC - DPGE

Levels to determine the fair value:
   Level 1: quoted prices obtained (unadjusted) in active markets for identical assets or liabilities.
   Level 2: obtained by other variables in addition to the quoted prices included w ithin Level 1 that are observable for the asset or liability
   Level 3: obtained by valuation techniques that include variables for the asset or liability, but that are not based on observable market data

Category	Level	Index	Parent Company
			06.30.2012	12.31.2011
Securities held for sale
CDB	2	CDI	86	83
Fund Quotas	1	CDI	85	82
		Current	171	165

Copel holds securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

•         Investments in “BB Atacado 1 Fundo de Investimento Renda Fixa de Longo Prazo of Banco do Brasil” of R$ 168,739 (R$ 197,371 as of December 31, 2011);

•         Investments in “Fundo de Investimento Exclusivo Caixa Copel Renda Fixa de Longo Prazo da Caixa Econômica Federal” of R$ 89,028 (R$ 189,358 as of December 31, 2011);

•         Investment of UEG Araucária in BB AGEU FI RF LP of Banco do Brasil, of R$ 50,014

•         Investments of UEG Araucária in the funds “UEG Fundo de Investimento Renda Fixa Crédito Privado” and “UEG Fundo de Investimento Multimercado” of BNY Mellon Serviços Financeiros DTVM S.A. of R$ 90,885 (R$ 60,019 as of December 31, 2011)

•         Constitution of a guarantee for the Aneel auction by Copel Geração e Transmissão and Copel Distribuição in the amount of R$ 2,638 at June 30, 2012 (R$ 34,162 as of December 31, 2011);

•         Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS in CCEE R$ 54,732 at June 30, 2012 (R$ 27,533 as of December 31, 2011);

•         Constitute a guarantee for the financing contract agreement signed for the construction of the Hydro Electric Plant at Mauá in the amount of R$ 25,358 (R$ 18,764 at December 31, 2011).

Collaterals and Escrow Accounts - CECS

Deposit in the amount of R$ 30,105 in the bank account of Consórcio Energético Cruzeiro do Sul – CECS, 51% of the amount of pledge necessary to ensure compliance with article 17 of law 11.428/2006 and possible authorization by IAP - Instituto Ambiental do Paraná.

5     Trade Accounts Receivable

	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total Consolidated
				06.30.2012	12.31.2011
Customers
Residential	163,982	100,925	25,777	290,684	274,070
Industrial	102,602	40,336	13,591	156,529	142,118
Commercial	101,077	41,411	14,883	157,371	168,942
Rural	19,978	9,395	7,984	37,357	38,574
Public Entities	21,157	18,328	14,438	53,923	44,729
Public lighting	16,309	2,378	159	18,846	19,497
Public service	16,276	15,353	143	31,772	30,905
Unbilled	280,334	-	-	280,334	288,095
Energy installments plan	41,742	6,532	21,784	70,058	59,557
Energy installments plan - Non Current	28,294	-	-	28,294	25,737
Low income subsidy - Eletrobrás	5,255	-	-	5,255	31,734
Fines and charges on energy bills	4,749	6,779	11,214	22,742	19,623
State Government "Luz Fraterna" program	24,161	11,036	15,759	50,956	38,763
Other receivables	1,127	1,518	6,429	9,074	14,470
Other receivables - non current	6,686	-	-	6,686	6,626
	833,729	253,991	132,161	1,219,881	1,203,440
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	196,691	1,284	24,351	222,326	189,223
Bilateral contracts	22,535	-	119	22,654	21,540
CCEE	40,141	9,005	119	49,265	15,632
Reimbursement to generators	-	-	1,288	1,288	1,288
	259,367	10,289	25,877	295,533	227,683
Charges from using transmission grid
Transmission grid	18,321	2,057	2,364	22,742	16,995
Basic netw ork and conection grid	27,700	405	2,147	30,252	25,833
	46,021	2,462	4,511	52,994	42,828
Telecommunications
Telecommunication services	2,282	5,545	8,021	15,848	15,392
Telecommunication services - NC	89	-	-	89	89
	2,371	5,545	8,021	15,937	15,481
Gas distribution	31,015	683	1,134	32,832	27,305
Allowance for doubtful accounts (5.1)	-	-	(91,184)	(91,184)	(115,919)
	1,172,503	272,970	80,520	1,525,993	1,400,818
Current	1,137,434	272,970	80,520	1,490,924	1,368,366
Noncurrent - NC	35,069	-	-	35,069	32,452

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

 Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of January 1, 2012	Additions / (reversals)	Reversal of w rite offs	Balance as of June 30, 2012

Customers, concessionaries and permission holder
Residential	28,953	16,940	(9,235)	36,658
Industrial	25,163	4,012	(1,066)	28,109
Commercial	19,466	643	(1,424)	18,685
Rural	1,805	2,353	(417)	3,741
Public Entities	2,359	237	-	2,596
Public lighting	79	37	-	116
Public service	41	37	-	78
Concessionaries and permission holder	37,370	(37,146)	-	224
Telecommunications	683	294	-	977
	115,919	(12,593)	(12,142)	91,184

Consolidated	Balance as of January 1, 2011	Additions / (reversals)	Reversal of w rite offs	Balance as of June 30, 2011

Customers, concessionaries and permission holder
Residential	7,654	10,177	(4,916)	12,915
Industrial	40,761	2,169	(258)	42,672
Commercial	10,880	2,280	(692)	12,468
Rural	69	547	(118)	498
Public Entities	1,453	(149)	-	1,304
Public lighting	155	(75)	-	80
Public service	2	-	-	2
Concessionaries and permission holder	224	-	-	224
Telecommunications	921	255	-	1,176
	62,119	15,204	(5,984)	71,339

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by Aneel.

An allowance for doubtful accounts was set up in 2011 in the amount of R$ 37,146 for differences in the prices invoiced for the sale of energy from Mauá Hydroelectric Power Plant and was reversed in this quarter, according to the Management’s decision based on order 1.611 issued by Aneel (Brazilian Electricity Regulatory Agency) on April 17, 2012.

6     Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

Consolidated
	06.30.2012	12.31.2011
2013	36,968	70,242
2014	77,605	74,914
2015	82,766	79,896
2016	88,270	85,209
2017	94,141	90,876
2018	100,402	96,920
2019	107,079	103,366
2020	114,200	110,240
2021	121,795	117,572
2022	129,895	125,391
2023	138,534	133,730
2024	147,747	142,624
After 2024	51,401	49,618
	1,290,803	1,280,598

Changes in CRC

Balances	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	43,031	-	43,031
Monetary variations	660	45,342	46,002
Transfers	35,137	(35,137)	-
Amortizations	(75,432)	-	(75,432)
Balance as of June 30, 2012	69,258	1,290,803	1,360,061

Balances	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2011	58,816	1,282,377	1,341,193
Interest and fees	42,907	-	42,907
Monetary variations	157	37,621	37,778
Transfers	31,611	(31,611)	-
Amortizations	(71,842)	-	(71,842)
Balance as of June 30, 2011	61,649	1,288,387	1,350,036

7     Accounts receivable related to the concession

Change in accounts receivable related to the concession

	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of January 1, 2012	80,626	4,828,785	(1,592,311)	3,317,100
Effect of the first consolidation of Caiuá	-	53	-	53
Effect of the first consolidation of Integração Maranhense	-	233	-	233
Effect of the first consolidation of Matrinchã	-	313	-	313
Effect of the first consolidation of Guaraciaba	-	169	-	169
Capitalization of intangible assets	-	107,069	(20,418)	86,651
Transfers of intangible in service - remeasurement according to Resolution 474/2012 (Note 16.1)	-	136,658	(53,245)	83,413
Transfers from non current to current	125,297	(125,297)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(106,846)	-	-	(106,846)
Adjustment to financial assets classified as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	95,880	(35,377)	60,503
Remuneration	-	173,311	-	173,311
Construction income	-	25,073	-	25,073
Fair value adjustment	-	(130,898)	(64,087)	(194,985)
Write off	-	(3,807)	-	(3,807)
Balance as of June 30, 2012	99,077	5,094,426	(1,765,438)	3,428,065

	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of January 1, 2011	54,700	3,849,462	(1,426,117)	2,478,045
Capitalization of intangible assets	-	190,452	-	190,452
Transfers from noncurrent to current	105,768	(105,768)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(93,905)	-	-	(93,905)
Transfers to fixed assets in service	-	(220)	-	(220)
Adjustment to financial assets classified as available for sale	-	(2,982)	-	(2,982)
Monetary variations	-	105,229	(55,322)	49,907
Remuneration	-	146,513	-	146,513
Construction income	-	58,184	-	58,184
Write off	-	(12,569)	-	(12,569)
Balance as of June 30, 2011	66,563	4,228,301	(1,481,439)	2,813,425

Accounts receivable related to the concession - Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

(a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers.

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

These financial assets, because they do not have determinable fixed cash flows, given that the Company assumes that the indemnity will be based on the cost to replace concession assets and because they don’t have the characteristics necessary to be classified into the other categories of financial assets, are recognized as “available for sale”. Cash flows linked to these assets are determined considering that the amount of the electricity rate called regulatory compensation basis defined by the Concession Authority, whose methodology is the cost of replacing distribution infrastructure goods linked to concession. This electricity rate basis (BRR) is adjusted every four years considering various factors and has the purpose of reflecting the changes in prices of physical assets, including write-offs, depreciation and additions to infrastructure goods (physical assets).

Compensation on this financial asset is based on the regulatory Weighted Average Cost of Capital (WACC) approved by Aneel at the periodical electricity rate adjustment every four years and the amount is included in the composition of the electricity rate revenue billed to consumers and monthly received.

In the intervening periods between the date of the last and the next periodical electricity rate adjustment, the balance of financial assets must be aligned with Management’s expectations about the increase or decrease in its cash flows linked to the update and movement of infrastructure goods (physical assets). The variations in cash flow estimates are directly recognized in the year’s statement of income.

The portion of interest established at the beginning of the agreement, calculated by employing the effective interest rate method, as well as any change in expected cash flows, are recorded in the year’s statement of income.

The variation in fair value, arising from the difference between market interest rate and the effective interest rate, is recorded directly in shareholders’ equity, net of taxes, as equity valuation adjustment, without being recognized in the year’s statement of income. When a financial asset classified as “available for sale” is settled gains or losses accumulated in shareholders’ equity are recognized in the statement of income.

Electricity rate adjustment at Copel Distribuição

In November 2011 Aneel inspected the investments made by the concessionaire for the accrual period from May 2008 to December 2011, therefore starting the electricity rate adjustment. After analyzing the reports it received, Copel found various adjustments which it considered to be necessary and took several actions at Aneel in an attempt to make the agency reconsider its initial position by presenting the reasons for its constructive model and recognizing incurred costs. The agency accepted some of these claims, which were reflected on the version approved by Aneel. However, Copel is still arguing with Aneel at administrative proceedings about the effects of the adjustment.

The Company understands that some procedures followed for the rate adjustment differ from the methodology proposed by the Electricity Rate Regulation Procedures – Proret of the Electricity Industry Accounting Manual – MCSE, and from the constructive model adopted by the concessionaire.

Although Aneel has not announced its decision on the appeal filed by Copel about the compensation basis amounts and other items, the new rate was approved at a public audience and will be applied as from June 24, 2012.

According to Copel’s Management, although Aneel established a new regulatory compensation basis, administrative proceedings which are being managed at the regulatory agency remain undecided. This understanding is supported by the fact that we have not received the decision on the appeal filed with the regulatory agency, which causes uncertainties about the final assessment of the effects of this third cycle electricity rate adjustment.

Considering also that the regulatory compensation basis in the rate cycles is key to defining the new electricity rate which will be charged by the Concessionaire and represents the best estimate of the fair value of assets to be indemnified at the end of the concession, the Company will wait for Aneel to make a decision for recognizing in full the effects of the electricity rate adjustment on its financial statements.

Considering this scenario, the Company’s Management assessed all the effects arising from the electricity rate adjustment and recorded in this quarter the write-off of R$ 152,416 for the estimated and unrealized adjustments in this asset’s cash flows which, net of tax effects, total R$ 100,595. This amount, together with the effects of the changes in prevailing depreciation rates as from January 1, 2012 and recorded in the first quarter, in the amount of R$ 42,569 (R$ 28,095 net of taxes), total a write-off of R$ 194,985 recognized in the six-month period’s statement of income (R$ 128,690, net of taxes).

The effects of the decision approved by Aneel on June 19, 2012 through Resolution 1.296 on the regulatory compensation basis still subject to administrative appeals filed before and after the approval above will be revalued by the Company, which expects them to be reversed. Considering this evaluation, the Company did not consider these amounts under discussion when reviewing the expected cash flow of the indemnity’s financial assets, given that there is no objective evidence for derecognizing these amounts from financial assets because the contractual rights to cash flows have not expired, according to guideline issued by the Committee of Accounting Pronouncements OCPC 03, item 13. If Aneel finally decides against the Company, these effects will be recognized in the statement of income, totaling the estimated amount of R$ 155,111 and R$ 102,373 net of taxes.

The result of the electricity rate adjustment applied to Copel Distribuição is detailed in technical note 173/2012, available at Aneel’s site.

Commitments regarding transmission

7.1.1       TL 500 - kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at Aneel auction 001/10, on June 10, 2010

The total commitments assumed with suppliers of equipment and services related to TL 500 kV Araraquara 2 Taubaté amounted to R$ 237,945 as of June 30, 2012.

7.1.2       Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at Aneel auction 001/10 – Aneel, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 as of June 30, 2012.

8     Other Receivables

Consolidated
	06.30.2012	12.31.2011
Current assets
Services in progress (8.1)	78,543	71,256
Advance payments to employees	33,244	11,588
Partnership in consortiums	29,988	29,483
Advance payments to suppliers	16,635	7,162
Advance payments for judicial deposits	9,092	3,514
Decommissioning in progress	6,545	9,359
Services provided to third parties	5,908	5,735
Disposal of property and rights	5,608	4,928
Installment plan for Onda Provedor de Serviços	4,348	4,348
Lease of the Araucária pow er plant	4,122	2,730
Purchase of fuel by CCC	3,402	6,875
Employee salary granted - recoverable	2,814	2,884
Allow ance for doubtful debts (8.2)	(8,652)	(8,351)
Other receivables	7,308	9,802
	198,905	161,313
Noncurrent assets
Advance payments to suppliers	13,036	11,982
Services in progress (8.1)	5,461	-
Disposal of property and rights	2,007	2,007
Compulsory loans	1,318	3,044
Other receivables	118	-
	21,940	17,033

Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

Allowance for doubtful accounts

The allowance for doubtful accounts mainly refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely.

9     Inventories

Consolidated
Operation/Maintenance
	06.30.2012	12.31.2011
Copel Geração e Transmissão	25,491	23,714
Copel Distribuição	77,554	69,579
Copel Telecomunicações	8,986	9,015
Compagas	1,345	1,491
UEG Araucária	4	3
	113,380	103,802

10  Income Tax, Social Contribution and Other Taxes

Income tax (IR) and social contribution (CSLL)

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Current assets
IR and CSLL paid in advance	111,856	131,567	373,458	678,745
IR and CSLL to be offset against liability	-	(1,025)	(155,809)	(451,730)
IRRF on JSCP to be offset against liability	-	(11,634)	-	(11,634)
	111,856	118,908	217,649	215,381
Noncurrent assets
IR and CSLL paid in advance	-	-	19,576	18,714
	-	-	19,576	18,714
Current liabilities
IR and CSLL due	-	4,954	296,741	603,520
IR and CSLL to be offset against asset	-	(1,025)	(155,809)	(451,730)
	-	3,929	140,932	151,790

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

10.1.1     Variations in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2012	Recognized in income	Recognized in other comprehensive income	Balance as of June 30, 2012
Noncurrent assets
Tax losses and negative tax basis	-	42,805	-	42,805
Other temporary additions
Provisions for legal claims	100,819	4,490	-	105,309
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,829	129	-	17,958
Provision for financing	4,756	-	-	4,756
Interest on ow n capital	16,666	(16,666)	-	-
Others	91	(98)	-	(7)
	141,639	30,660	-	172,299
Noncurrent liabilities
Transitional tax system - RTT
Effects from applying CPC 38
- financial instruments	7,962	(652)	484	7,794
Other temporary exclusions
Provisions for negative goodw ill	25,297	-	-	25,297
	33,259	(652)	484	33,091
	108,380	31,312	(484)	139,208

Parent Company	Balance as of January 1, 2011	Recognized in income	Balance as of June 30, 2011
Noncurrent assets
Tax losses and negative tax basis	1.170	24.208	25.378
Other temporary additions
Provisions for legal claims	102.911	(28.779)	74.132
Allow ance for doubtful debts	1.478	-	1.478
Amortization - concession	17.573	6.989	24.562
Provision for financing	3.659	1.098	4.757
Interest on ow n capital	17.966	-	17.966
	144.757	3.516	148.273
Noncurrent liabilities
Temporary exclusions
Provisions for negative goodw ill	25.297	-	25.297
	25.297	-	25.297
Net	119.460	3.516	122.976

Consolidated	Balance as of January 1, 2012	Recognized in income	Recognized in other comprehensive income	Balance as of June 30, 2012
Noncurrent assets
Tax losses and negative tax basis	2,486	42,805	-	45,291
Private pension and health plans	154,108	8,342	-	162,450
Transitional tax system - RTT	16,142	7,907	-	24,049
Other temporary additions
Provisions for legal claims	346,697	26,009	-	372,706
Allow ance for doubtful debts	43,407	(8,307)	-	35,100
Amortization - concession	36,173	129	-	36,302
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,756	-	-	4,756
Provision for energy purchases	99,567	(6,593)	-	92,974
Provision for profit sharing	17,182	(7,057)	-	10,125
Interest on ow n capital	16,666	(16,666)	-	-
Others	1,074	8,902	-	9,976
	745,180	55,471	-	800,651
Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27 - Deemed cost	758,473	(8,178)	-	750,295
Effects from applying ICPC 01	125,450	(39,418)	(3,457)	82,575
Effects from applying CPC 38	7,962	(652)	484	7,794
Other temporary exclusions
Capitalization of financial charges	5,356	-	-	5,356
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	5,372	(895)	-	4,477
	927,910	(49,143)	(2,973)	875,794
	(182,730)	104,614	2,973	(75,143)

Consolidated	Balance as of January 1, 2011	Recognized in income	Recognized in other comprehensive income	Balance as of June 30, 2011
Noncurrent assets
Tax losses and negative tax basis	10,966	24,208	-	27,862
Private pension and health plans	135,384	6,735	-	142,119
Other temporary additions
Provisions for legal claims	290,385	(6,404)	-	283,981
Allow ance for doubtful debts	24,477	3,160	-	27,637
Amortization - concession	35,917	6,989	-	42,906
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	3,659	1,098	-	4,757
Provision for energy purchases	-	83,317	-	83,317
Others	-	13,875	-	13,875
	507,710	132,978	-	633,376
Noncurrent liabilities
Transitional tax system - RTT
Effects from applying CPC 27 - Deemed cost	802,556	(26,152)	-	776,404
Effects from applying ICPC 01	47,607	42,586	(1,014)	89,179
Other temporary exclusions
Capitalization of financial charges	4,595	(55)	-	4,540
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	7,163	(895)	-	6,268
	887,218	15,484	(1,014)	901,688
	(379,508)	117,494	1,014	(268,312)

10.1.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution nº 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company’s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes.

As estimates of future taxable income, the realization of deferred taxes is presented below:

	Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	Realizable	Realized	Realizable	Realizable	Realized	Realizable
	Amount	Amount	Amount	Amount	Amount	Amount
2011	4,174	18,252	-	178,211	175,562	-
2012	-	-	6,852	-	-	160,803
2013	-	-	3,685	-	-	33,762
2014	-	-	3,685	-	-	25,402
2015	-	-	3,172	-	-	237,224
2016	-	-	44,109	-	-	75,462
2017 a 2019	-	-	1,203	-	-	7,378
2020 a 2022	-	-	1,203	-	-	33,593
After 2022	-	-	75,299	-	-	(648,767)
	4,174	18,252	139,208	178,211	175,562	(75,143)

Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Current assets
Recoverable ICMS (VAT) (10.3.1)	-	-	32,376	40,845
Recoverable PIS/Pasep and Cofins taxes	-	-	61,586	60,486
PIS/Pasep and Cofins to be offset against liabiliti	-	-	(25,074)	(51,411)
Other recoverable taxes	11	-	461	437
	11	-	69,349	50,357
Noncurrent assets
Recoverable Federal Taxes	-	-	11	11
ICMS (VAT) payable (10.3.1)	-	-	73,627	76,166
Recoverable income tax w ithheld on finance inv	-	-	2,428	1,735
	-	-	76,066	77,912
Current liabilities
ICMS (VAT) payable	-	-	188,732	193,808
PIS/Pasep and Cofins payable	795	12,846	59,083	74,579
PIS/Pasep and Cofins to be offset against assets	-	-	(25,074)	(51,411)
Tax Recovery Programs (10.3.2)	-	27,628	-	37,221
IRRF on JSCP	-	11,634	-	31,027
IRRF on JSCP to be offset against assets	-	(11,634)	-	(11,634)
Other taxes	223	911	6,698	14,867
	1,018	41,385	229,439	288,457
Noncurrent liabilities
ICMS (VAT) payable	-	-	-	152
	-	-	-	152

10.1.3     Recoverable ICMS (VAT)

Of the amounts recorded as recoverable ICMS (VAT), R$ 96,347 refers to credits from the acquisition of property, plant and equipment under Supplemental Law nº 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law nº 102/00.

10.1.4     Tax recovery programs

	Parent Company
	Debt amount	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	-	18,754	167,760	(167,760)	-
INSS	311	(93)	-	44	262	(262)	-
	230,244	(81,020)	-	18,798	168,022	(168,022)	-

	Consolidated
	Debt amount	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,356	34,591	(34,591)	-
CSLL	5,925	(1,460)	(428)	634	4,671	(4,671)	-
Cofins	43,198	(9,633)	(3,118)	3,550	33,997	(33,997)	-
PIS/Pasep	8,893	(1,992)	(642)	395	6,654	(6,654)	-
Cofins Rescission Claim	229,933	(80,927)	-	18,754	167,760	(167,760)	-
INSS	311	(93)	-	44	262	(262)	-
	331,516	(103,003)	(7,311)	26,733	247,935	(247,935)	-

The effect on profit or loss for the six-month period ended June 30, 2012, recorded as financial expenses was R$ 492 on the Parent Company and R$ 662 on Consolidated (Note 29).

Installment Plan – Law nº 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice nº 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice nº 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,592 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now becameR$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt nº 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in installments was R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until June 30, 2012 in the amount of R$ 18,798, and also considering the monthly paid installments, the balance of the debt amounts to R$ 168,022. The installment payment was settled since April 30, 2012.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and COFINS from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the Copel Distribuição's total debt included in the payment in installments was R$ 71,978. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until June 30, 2012 in the amount of R$ 7,937, and also considering the monthly paid installments, the balance of the debt amounts to R$ 79,915. The installment payment was settled since April 30, 2012.

Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company			Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Income before IRPJ and CSLL	460,348	631,143	699,546	963,979
IRPJ and CSLL (34%)	(156,518)	(214,589)	(237,846)	(327,753)
Tax effects on:
Dividends	54	6	54	6
Equity in income	158,923	218,338	12,414	11,854
Non deductible expenses	(11)	(7,057)	(3,326)	(9,974)
Tax benefits Law 11,941/09		7,087		7,087
Tax incentives	-	-	1,775	1,266
Interest on ow n capital	28,857	-	34,114	-
Others	7	(269)	(2,045)	(4,153)
Current IRPJ and CSLL	-	-	(299,474)	(439,161)
Deferred IRPJ and CSLL	31,312	3,516	104,614	117,494
Actual rate - %	-6.8%	-0.6%	27.9%	33.4%

11  Prepaid Expenses

		Consolidated
	06.30.2012	12.31.2011
Current assets
Program of incentive to alternative energy sources - Proinfa	11,779	36
Insurance premiums	1,310	4,527
Other	12	25
	13,101	4,588
Noncurrent assets
Costs of financial transactions - mutual	12,427	-
Other	192	190
	12,619	190

12  Judicial Deposits

	Parent Company			Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Taxes claims	271,833	222,847	334,924	226,566
Labor claims	-	-	82,998	72,873
Civil
Suppliers	-	-	95,562	92,853
Civil	-	-	24,640	24,706
Easements	-	-	6,854	6,823
Customers	-	-	2,363	2,289
	-	-	129,419	126,671
Others	-	-	4,484	4,707
	271,833	222,847	551,825	430,817

The change in the balance of judicial tax deposits manly relates to the deposit made by Copel Distribuição, in order to revoke assessment notice 6432974-0, issued by Paraná State, demanding payment of the ICMS tax on the rate subsidy afforded to low-income residential customers.

13  Receivable from related parties

	Parent Company			Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Associated companies
Dividends and/or interests on ow n capital
Dona Francisca Energética	-	2,303	-	2,303
Sanepar	-	-	8,342	15,603
	-	2,303	8,342	17,906
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	435,840	600,659	-	-
Copel Distribuição	457,063	508,695	-	-
Copel Telecomunicações	-	20,649	-	-
Compagas	-	3,927	-	-
Elejor	-	2,592	-	-
Dominó Holdings	11,140	14,184	-	-
	904,043	1,150,706	-	-
Financing tranferred - STN
Copel Distribuição (13.1)	60,062	58,427	-	-
	60,062	58,427	-	-
Loan contract
Copel Distribuição (13.2)	826,914	781,031	-	-
Elejor (13.3)	265,220	305,936	-	-
	1,092,134	1,086,967	-	-
	2,056,239	2,298,403	8,342	17,906
Current assets - Dividends receivable	904,043	1,153,009	8,342	17,906
Non current assets	1,152,196	1,145,394	-	-

Financing transferred – STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.1).

Loan Contract - Copel Distribuição

On February 09, 2012, Aneel approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

Loan Contract – Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch Aneel nº 2876 of December 5, 2006, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.a.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the company started paying the abovementioned loan contract at October, 2011.

14  Investments

Changes in investments

Parent Company	Balance as of January 1, 2012	Shareholders' equity	Equity evaluation adjustments	Investment(1)/ Afac(2)		Amortization of concession rights	Proposed dividends and JCP		Redemption of shares	Balance as of June 30, 2012
Subsidiaries (14.2)
Copel Geração e Transmissão	5,739,789	366,992	1,953	-		-	8,389	(3)	-	6,117,123
Copel Distribuição	3,665,835	38,317	(8,664)	-		-	(13,468)		-	3,682,020
Copel Telecomunicações	287,740	16,033	-	22,643	(2)	-	(1,994)		-	324,422
UEG Araucária (14.2.1)	127,445	2,228	-	-		-	-		-	129,673
Compagas	105,305	6,012	-	-		-	-		-	111,317
Elejor	33,170	11,720	-	-		-	-		-	44,890
Elejor - direito de concessão	18,289	-	-	-		(377)	-		-	17,912
Centrais Eólicas do Paraná (14.2.2)	1,225	(9)	-	-		-	(306)		(910)	-
	9,978,798	441,293	(6,711)	22,643		(377)	(7,379)		(910)	10,427,357
Joint ventures (14.3)
Dominó Holdings	345,953	31,880	-	-		-	(8,595)		-	369,238
Cutia	4,310	(224)	-	1,384	(1)	-	-		-	5,470
Cutia - direito de concessão	5,809	-	-	-		-	-		-	5,809
	356,072	31,656	-	1,384		-	(8,595)		-	380,517
Associated companies (14.4)
Sercomtel (14.4.2)	70,341	(4,788)	-	-		-	-		-	65,553
Dona Francisca Energética	53,061	3,733	-	-		-	-		-	56,794
Foz do Chopim Energética	17,402	4,151	-	-		-	(5,294)		-	16,259
Carbocampel	1,307	(32)	-	143	(1)	-	-		-	1,418
Dois Saltos	300	-	-	-		-	-		-	300
Copel Amec	165	7	-	-		-	-		-	172
Escoelectric	-	(22)	-	22	(2)	-	-		-	-
	142,576	3,049	-	165		-	(5,294)		-	140,496
Other investments (14.5)
Finam (14.5.1)	2,267	-	(567)	-		-	-		-	1,700
Finor (14.5.1)	613	-	(178)	-		-	-		-	435
Investco S.A.	8,345	-	763	-		-	-		-	9,108
Advance w ith the purpose of future
investment (14.4.2)	38,945	-	-	6,728	(1)	-	-		-	45,673
Other investments	6,496	-	1,406	-		-	-		-	7,902
	56,666	-	1,424	6,728		-	-		-	64,818
	10,534,112	475,998	(5,287)	30,920	-	(377)	(21,268)	-	(910)	11,013,188

(1) Contribution for purchase of investments
(2) Afac - Advance for future capital increase
(3) Partial Reversal of proposed dividends as the 11th GSM of Copel Geração e Transmissão

Parent Company	Balance as of January 1, 2011	Shareholders' equity	Equity evaluation adjustments	Afac and (dev. Afac)	Amortization of concession rights	Proposed dividends and JCP	Balance as of June 30, 2011
Subsidiaries (14.2)
Copel Geração e Transmissão	5,726,083	300,464	-	-	-	(351,868)	5,674,679
Copel Distribuição	3,316,811	291,252	(1,968)	-	-	-	3,606,095
Copel Telecomunicações	241,362	17,784	-	15,500	-	-	274,646
UEG Araucária	128,846	(406)	-	-	-	-	128,440
Compagas	99,286	9,103	-	-	-	(6,592)	101,797
Elejor	96,751	(1,603)	-	(45,940)	-	-	49,208
Elejor - direito de concessão	19,044	-	-	-	(377)	-	18,667
Centrais Eólicas do Paraná	1,185	199	-	-	-	(268)	1,116
	9,629,368	616,793	(1,968)	(30,440)	(377)	(358,728)	9,854,648
Joint ventures (14.3)
Dominó Holdings	325,342	21,453	-	-	-	(8,100)	338,695
	325,342	21,453	-	-	-	(8,100)	338,695
Associated companies (14.4)
Sercomtel Telecomunicações	72,464	2,878	-	-	-	-	75,342
Dona Francisca	50,161	3,828	-	-	-	(1,444)	52,545
Foz do Chopim	17,086	5,306	-	-	-	(5,759)	16,633
Carbocampel	1,224	(14)	-	110	-	-	1,320
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	156	4	-	-	-	-	160
Escoelectric	37	(37)	-	-	-	-	-
	141,428	11,965	-	110	-	(7,203)	146,300
Other investments (14.5)
Finam (14.5.1)	2,456	-	-	-	-	-	2,456
Finor (14.5.1)	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	12,472
	10,108,610	650,211	(1,968)	(30,330)	(377)	(374,031)	10,352,115

Consolidated	Balance as of January 1, 2012	Shareholders' equity	Equity evaluation adjustments	Investment(1)/ Afac(2)		Proposed dividends and JCP	Amortization of concession rights	Balance as of June 30, 2012
Subsidiaries (14.4)
Sanepar	344.439	33.463	-	-		(9.815)	(364)	367.723
Sercomtel Telecomunicações	70.341	(4.788)	-	-		-	-	65.553
Dona Francisca	53.061	3.733	-	-		-	-	56.794
Foz do Chopim	17.402	4.151	-	-		(5.294)	-	16.259
Carbocampel	1.307	(32)	-	143	(1)	-	-	1.418
Dois Saltos	300	-	-	-		-	-	300
Copel Amec	165	7	-	-		-	-	172
Escoelectric	-	(22)	-	22	(2)	-	-	-
	487.015	36.512	-	165		(15.109)	(364)	508.219
Other investments (14.5)
Finam (14.5.1)	2.267	-	(567)	-		-	-	1.700
Finor (14.5.1)	613	-	(178)	-		-	-	435
Investco S.A.	8.345	-	763	-		-	-	9.108
Assets for future use	4.290	-	-	-		-	-	4.290
Advance w ith the purpose of future
investment (14.4.2)	38.945	-	-	6.728	(1)	-	-	45.673
Other investments	7.683	-	1.406	-		-	-	9.089
	62.143	-	1.424	6.728		-	-	70.295
	549.158	36.512	1.424	6.893		(15.109)	(364)	578.514
(1) Contribution for purchase of investments
(2) Afac - Advance for future capital increase

Consolidated	Balance as of January 1, 2011	Shareholders' equity	Investment(1)/ Afac(2)		Proposed dividends and JCP	Amortization of concession rights	Balance as of June 30, 2011
Subsidiaries (14.4)
Sanepar	323,814	22,917	-		(9,162)	(364)	337,205
Sercomtel Telecomunicações	72,464	2,878	-		-	-	75,342
Dona Francisca	50,161	3,828	-		(1,444)	-	52,545
Foz do Chopim	17,086	5,306	-		(5,759)	-	16,633
Carbocampel	1,224	(14)	110	(2)	-	-	1,320
Dois Saltos	300	-	-		-	-	300
Copel Amec	156	4	-		-	-	160
Escoelectric	37	(37)	-		-	-	-
	465,242	34,882	110		(16,365)	(364)	483,505
Other investments (14.5)
Finam (14.5.1)	2,456	-	-		-	-	2,456
Finor (14.5.1)	769	-	-		-	-	769
Investco S.A.	7,903	-	-		-	-	7,903
Assets for future use	4,538	-	-		-	-	4,538
Other investments	2,542	-	1	(1)	-	-	2,543
	18,208	-	1		-	-	18,209
	483,450	34,882	111		(16,365)	(364)	501,714

Parent Company

Copel’s wholly owned subsidiaries and parent company are:

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Parent Company	%	%
Copel Geração e Transmissão S.A. (GET)	100.00	-
Copel Distribuição S.A. (DIS)	100.00	-
Copel Telecomunicações S.A. (TEL)	100.00	-
Companhia Paranaense de Gás - Compagas (COM)	51.00	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (ELE)	70.00	-
UEG Araucária (UEG) (14.2.1)	20.00	60.00
Centrais Eólicas do Paraná (14.2.2) (CEO)	30.00	70.00

14.1.1     UEG Araucária Ltda.

On December 28, 2006, UEG Araucária agreed the “Contract for Leases and Other Agreements” with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until December 31, 2012, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by Aneel. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

14.1.2     Centrais Eólicas do Paraná Ltda.

Limited liability company in which Copel had a 30% interest and Copel Geração e Transmissão had a 70% interest. It was set up to implement, assemble and run the commercial operations of Central Geradora Eólica Palmas, a wind farm located in the municipality of Palmas, State of Paraná.

Continuing with the Company’s corporate restructuring, the assets of Centrais Eólicas do Paraná, in the amount of R$ 3,044, were divided in proportion to the interest of each of its members, according to the termination agreement of May 31, 2012. i) the amount of R$ 910 was deposited in Copel’s bank account; and ii) the remaining balance, in the amount of R$ 2,123, was fully transferred to Copel Geração e Transmissão, given that the authorization held by Central Geradora Eólica Palmas was passed on to Copel Geração e Transmissão, according to Authoritative Resolution 3.319, issued by Aneel on January 24, 2012.

Centrais Eólicas 05.31.2012

ASSETS	3,033
Current assets	2,037
Noncurrent assets	996

LIABILITIES	3,033
Shareholders' equity	3,033

14.1.3     Financial statements of subsidiaries

Presented below are the balance sheets and statements of income at June 30, 2012, reclassified for purposes of ensuring consistency of the account plan and the effects from adopting the new accounting practices adopted in Brazil:

ASSETS 06.30.2012	GET	DIS	TEL	COM	ELE	UEG
Total assets	9,015,879	7,687,142	370,353	284,809	756,402	652,927
Current assets	931,612	2,013,280	47,662	84,541	34,879	177,797
Cash and Cash Equivalents	81,381	445,419	9,557	43,174	14,584	20,851
Financial Investments - Bonds and securities	271,914	22,454	-	-	437	149,930
Financial Restricted Investments - Collaterals and Escrow Accounts	1,799	10,961	-	688	-	-
Trade Accounts Receivable	349,165	1,123,550	19,512	38,183	19,769	-
CRC transferred to the State Government of Paraná	-	69,258	-	-	-	-
Account Receivable related to concession	98,996	-	-	-	-	-
Other Receivables	94,604	96,660	2,277	549	1	4,122
Inventories	25,491	77,554	8,986	1,345	-	4
Income Tax and Social Contribution	2,570	94,472	4,129	-	-	3,134
Other current recoverable taxes	5,110	60,932	3,120	420	-	(244)
Prepaid expenses	582	12,020	81	182	88	-
Noncurrent assets	8,084,267	5,673,862	322,691	200,268	721,523	475,130
Long Term Assets	1,382,071	4,383,872	18,062	21,654	24,126	22,253
Financial Investments - Bonds and securities	64,342	30,116	-	-	-	-
Financial Restricted Investments - Collaterals and Escrow Accounts	30,105	42,510	-	-	-	-
Trade Accounts Receivable	-	34,980	89	7,900	-	-
CRC transferred to the State Government of Paraná	-	1,290,803	-	-	-	-
Judicial Deposits	21,917	256,330	1,024	301	77	249
Account Receivable related to concession	1,081,394	2,243,893	-	-	-	-
Advances to suppliers	-	-	-	13,036	-	-
Other Receivables	5,566	3,220	-	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	19,576
Other current recoverable taxes	2,717	62,403	8,518	-	-	2,428
Deferred income tax and social contribution	176,030	419,617	8,431	225	24,049	-
Prepaid expenses	-	-	-	192	-	-
Investments	406,851	4,012	-	-	-	-
Property, Plant and Equipment, net	6,252,347	-	287,809	-	487,471	452,770
Intangible Assets	42,998	1,285,978	16,820	178,614	209,926	107

LIABILITIES 06.30.2012	GET	DIS	TEL	COM	ELE	UEG
Total liabilities	9,015,879	7,687,142	370,353	284,809	756,402	652,927
Current liabilities	927,807	1,645,596	26,511	59,831	67,195	4,569
Social charges and accruals	52,831	141,786	13,240	4,162	224	117
Suppliers	182,412	577,370	7,962	52,143	3,005	3,633
Income Tax and Social Contribution Payable	124,371	-	774	2,212	13,575	-
Other Taxes	16,401	201,331	3,447	1,212	3,101	799
Loans and Financing	54,347	20,445	-	-	-	-
Minimum Compulsary Dividend Payable	435,840	457,063	-	-	-	-
Post Employment Benefits	5,966	15,444	770	-	-	-
Custumer charges due	6,044	56,699	-	-	-	-
Research and Development and Energy Efficiency	13,973	108,672	-	-	1,805	-
Payables related to Concession - Use of Public Property	1,220	-	-	-	44,041	-
Other Accounts Payable	34,402	66,786	318	102	1,444	20
Noncurrent liabilities	1,970,949	2,359,526	65,063	6,709	625,079	-
Associated companies and Parent Company	-	814,487	45,643	-	265,220	-
Suppliers	92,699	-	-	-	-	-
Deferred income tax and social contribution	821,356	16,870	-	4,477	-	-
Loans and Financing	473,733	739,933	-	-	-	-
Post Employment Benefits	124,656	312,608	18,975	1,205	-	-
Research and Development and Energy Efficiency	40,545	84,201	-	-	-	-
Payables related to Concession - Use of Public Property	26,764	-	-	-	359,268	-
Reserve for Contingencies	391,196	391,427	445	1,027	591	-
Shareholders' equity	6,117,123	3,682,020	278,779	218,269	64,128	648,358
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440
Equity Evaluation Adjustments	1,389,959	(7)	-	-	-	-
Legal Reserves	212,108	135,294	5,306	16,258	779	-
Retaindes earnings	589,331	883,575	62,685	43,851	11,103	-
Unrealized revenue reserve	-	-	-	10,428	-	-
Accumulated Profit (losses)	419,731	38,317	16,033	11,789	16,743	(59,082)

STATEMENT OF INCOME 06.30.2012	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	1,098,973	2,785,612	84,010	165,905	106,005	36,868	54
Cost of goods and/or services sold	(568,560)	(2,722,964)	(62,140)	(150,223)	(28,021)	(30,582)	(118)
Electricity purchased for resale	(52,966)	(1,409,526)	-	-	(327)	-	-
Use of main distribution and transmission grid	(104,062)	(300,604)	-	-	(4,837)	(7,076)	-
Personnel and management	(124,712)	(344,837)	(30,199)	(8,584)	(1,106)	(505)	-
Pension and healthcare plans	(20,070)	(55,028)	(3,954)	(613)	-	-	-
Materials and supplies	(8,652)	(23,201)	(961)	(836)	(99)	(77)	(2)
Materials and supplies for pow er	(9,437)	-	-	-	-	(1,261)	-
Natural gas and supplies for the gas business	-	-	-	(116,294)	-	-	-
Third-party services	(44,059)	(159,313)	(8,476)	(6,894)	(3,983)	(4,744)	(23)
Depreciation and amortization	(129,976)	(94,900)	(13,170)	(6,767)	(14,503)	(16,575)	(86)
Accruals and provisions	7,523	(83,900)	(524)	(709)	-	-	-
Construction cost	(20,670)	(211,202)	-	(8,455)	-	-	-
Compensation for use of w ater resources	(41,780)	-	-	-	(2,518)	-	-
Other costs and expenses	(19,699)	(40,453)	(4,856)	(1,071)	(648)	(344)	(7)
Equity in Income of Subsidiaries	6,467	-	-	-	-	-	-
Net Income before financial results and taxes	536,880	62,648	21,870	15,682	77,984	6,286	(64)
Financial Income	14,211	(7,896)	1,683	2,629	(51,943)	7,071	110
Operating Profit (losses)	551,091	54,752	23,553	18,311	26,041	13,357	46
Income tax and social contribution	(182,928)	(82,016)	(7,640)	(7,387)	(17,205)	(2,222)	(74)
Deferred income tax and social contribution	(1,171)	65,581	120	865	7,907	-	-
Net Income for the period	366,992	38,317	16,033	11,789	16,743	11,135	(28)

Joint venture

Shared controls result from agreements between shareholders regardless of the ownership interest percentage. The companies jointly controlled by Copel are the following:

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Jointly controlled	%	%
Dominó Holdings S.A.	45.00	-
Cutia Empreendimentos Eólicos SPE S.A.	49.90	-
Costa Oeste Transmissora de Energia S.A.	-	51.00
Marumbi Transmissora de Energia S.A.	-	80.00
Transmissora Sul Brasileira de Energia S.A.	-	20.00
Caiuá Transmissora de Energia S.A.	-	49.00
Integração Maranhense Transmissora de Energia S.A.	-	49.00
Matrinchã Transmissora de Energia (TP NORTE) S.A.	-	49.00
Guaraciaba Transmissora de Energia (TP SUL) S.A.	-	49.00

14.1.4     Main groups of assets, liabilities and results of jontly controlled

Balance as of June 30, 2012	Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Adjusted balance(1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49,9%)
Assets	850,181	382,581	1,723	877	281	225	17,141	3,428	11,063	5,521
Current assets	32,811	14,764	1,316	669	10	8	4,551	910	562	281
Noncurrent assets	817,370	367,817	407	208	271	217	12,590	2,518	10,501	5,240

Liabilities	850,181	382,581	1,723	877	281	225	17,141	3,428	11,063	5,521
Current liabilities	29,653	13,343	67	33	10	8	9,255	1,851	22	11
Noncurrent liabilities	-	-	1,601	816	271	217	-	-	2,853	1,424
Shareholders' equity	820,528	369,238	55	28	-	-	7,886	1,577	8,188	4,086

Statement of income
Construction revenues	-	-	395	202	271	217	12,976	2,595	-	-
Construction cost	-	-	(395)	(202)	(271)	(217)	(12,782)	(2,556)	-	-
Operational expenses	(1,500)	(675)	(307)	(157)	(10)	(8)	(368)	(74)	(477)	(238)
Financial income	(2,017)	(908)	27	14	-	-	50	10	27	14
Equity in income of subsidiaries	74,362	33,463	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(3)	(2)	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	70,845	31,880	(283)	(145)	(10)	(8)	(124)	(25)	(450)	(224)
(1) Balances adjusted to accounting practices

Balance as of June 30, 2012	Caiuá		I. Maranhense		Matrinchã		Guaraciaba
	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)
Assets	8,168	4,002	12,418	6,085	5,501	2,695	4,501	2,205
Current assets	8,059	3,949	11,943	5,852	4,862	2,382	4,157	2,036
Noncurrent assets	109	53	475	233	639	313	344	169

Liabilities	8,168	4,002	12,418	6,085	5,501	2,695	4,501	2,205
Current liabilities	656	321	1,427	699	-	-	-	-
Noncurrent liabilities	7,538	3,694	11,001	5,390	-	-	-	-
Shareholders' equity	(26)	(13)	(10)	(4)	5,501	2,695	4,501	2,205

Statement of income
Construction revenues	619	303	1,527	748	638	313	344	169
Construction cost	(619)	(303)	(1,527)	(748)	(638)	(313)	(344)	(169)
Operational expenses	(26)	(13)	(9)	(4)	-	-	-	-
Financial income	-	-	-	-	-	-	-	-
Equity in income of subsidiaries	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	(26)	(13)	(9)	(4)	-	-	-	-
(1) Balances adjusted to accounting practices

Related Affiliates

06.30.2012	Main activity	Assets (1)	Liabilities (1)	Shareholders' equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná
- Sanepar (14.4.1)	Basic sanitation	2,570,126	1,515,277	1,054,849	455,344	96,304	34.75
Sercomtel S.A. Telecomunicações	Telecomunications	261,861	116,189	145,672	63,305	(8,294)	45.00
Foz do Chopim Energética Ltda.	Energy	47,970	2,515	45,455	18,692	11,605	35.77
Dona Francisca Energética S.A.	Energy	300,054	53,448	246,606	44,872	16,207	23.03
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.	Energy	1,352	352	1,000	-	-	30.00
Copel Amec S/C Ltda.	Serv. and consulting	362	3	359	-	16	48.00
Carbocampel S.A.	Serv. and consulting	3,586	694	2,892	-	(65)	49.00
Escoelectric Ltda.	Serv. and consulting	2,740	5,132	(2,392)	-	(62)	40.00
(1) Balances adjusted to accounting practices

14.1.5     Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at June 30, 2012 reported a balance of R$ 2,432. Copel’s proportional investment (45%), in this balance corresponded to R$ 1,094 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the six-month period ending June 30, 2012 was R$ 364 (R$ 364 in 2011).

14.1.6     Sercomtel

The completion of work on the recovery tests of our assets, which occurred in 2011, adopting, where applicable, the same assumptions mentioned in footnote Fixed Assets (Note 15.5) indicated with an adequate level of security that assets linked to related Sercomtel S.A. Telecommunications and Sercomtel S.A. presented above the recoverable amount of R$ 12,580 and R$ 6,195, respectively. There were no alterations during the six-month period ending June 30, 2012.

Other investments

14.1.7     Other investments classified as available for sale

In 2012, based on the average price negotiated in BMF&BOVESPA in June, 2012, Copel updated the market value for their investments in investment funds Fundo de Investimentos da Amazônia – Finam and in the Fundo de Investimentos do Nordeste – Finor:

	Quantity of quota	Average price in jun 2012 (R$ per thousand shares)	Market Value Thousand R$
			06.30.2012
Finam	18,891,053	0.09	1,700
Finor	1,114,618	0.39	435
			2,135

Other investments in companies with shares traded in stock exchanges were updated based in their price as of June 29, 2012.

Company	Quantity of shares	Type	Listining on the stock exchange R$ per share	Market value R$ thousand
Tractebel Energia S.A.	180.888	Type	37,15	6.720
Eletrosul - Centrais Elétricas S.A.	14.195	ON	32,26	458
Telefônica Brasil S.A.	7.859	ON	45,60	358
Telefônica Brasil S.A.	675	PN	49,98	34
TIM Participações S.A.	11.804	ON	11,16	132
Cia. de Eletricidade do Estado da Bahia - Coelba	1.643	PNA	47,54	78
Centrais Elétricas do Pará S.A. - Celpa	7.464	PNA	9,95	74
Centrais Elétricas do Pará S.A. - Celpa	1.057	PNB	9,00	10
Embratel Participações S.A.	2.476.773	ON	0,0082	20
Embratel Participações S.A.	301.949	PN	0,0087	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	15,00	6
Telebras - Telecomunicações Brasileiras S.A.	30	PN	7,30	-
Empresa Brasileira de Aeronáutica S.A.	14	ON	13,36	0
				7.893

14.1.8     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by Aneel, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the controlled companies. The funds provided, which amount to R$ 45,673, were classified as an advance for future investment. In case the approvals are not obtained, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.

Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the six-month period ending June 30, 2012, excluding revenue from the equity of subsidiaries.

STATEMENT OF INCOME 06.30.2012	GET	DIS	TEL	COM	ELE	UEG	Other	Holding	Eliminations	Consolidated

NET OPERATING INCOME	1,098,973	2,785,612	84,010	165,905	106,005	36,868	3,068	-	(225,866)	4,056,108
Electricity sales to final customers	60,962	1,158,533	-	-	-	-	-	-	(1,407)	1,218,088
Electricity sales to distributors	797,827	93,154	-	-	105,870	-	54	-	(147,497)	849,408
Charges for the use of the main transmission grid	199,137	1,288,057	-	-	-	-	-	-	(52,218)	1,434,976
Construction revenues	22,059	211,202	-	8,455	-	-	3,014	-	-	246,263
Revenues from telecommunications	-	-	81,374	-	-	-	-	-	(19,986)	61,388
Distribution of piped gas	-	-	-	153,161	-	-	-	-	-	153,161
Leases and rentals	638	33,310	2,573	-	-	40,627	-	-	(2,641)	74,507
Other operating revenues	18,350	1,356	63	4,289	135	(3,759)	-	-	(2,117)	18,317
OPERATING COSTS AND EXPENSES	(568,560)	(2,722,964)	(62,140)	(150,223)	(28,021)	(30,582)	(4,245)	(25,881)	225,479	(3,368,687)
Energy purchased for resale	(52,966)	(1,409,526)	-	-	(327)	-	-	-	147,397	(1,315,422)
Charges from use of grid system	(104,062)	(300,604)	-	-	(4,837)	(7,076)	-	-	51,079	(365,500)
Personnel and management	(124,712)	(344,837)	(30,199)	(8,584)	(1,106)	(505)	(198)	(4,515)	-	(514,656)
Private pension and health plans	(20,070)	(55,028)	(3,954)	(613)	-	-	-	(267)	-	(79,932)
Materials	(8,652)	(23,201)	(961)	(836)	(99)	(77)	(3)	(11)	-	(33,840)
Raw material and supplies - energy production	(9,437)	-	-	-	-	(1,261)	-	-	-	(10,698)
Natural gas and supplies - gas operations	-	-	-	(116,294)	-	-	-	-	-	(116,294)
Third parties services	(44,059)	(159,313)	(8,476)	(6,894)	(3,983)	(4,744)	(344)	(1,651)	26,383	(203,096)
Depreciation and amortization	(129,976)	(94,900)	(13,170)	(6,767)	(14,503)	(16,575)	(451)	(377)	-	(276,719)
Provisions and reversals	7,523	(83,900)	(524)	(709)	-	-	-	(13,206)	-	(90,816)
Construction cost	(20,670)	(211,202)	-	(8,455)	-	-	(2,975)	-	-	(244,835)
Compensation for use
of water resources	(41,780)	-	-	-	(2,518)	-	-	-	-	(44,298)
Other costs and operational expenses	(19,699)	(40,453)	(4,856)	(1,071)	(648)	(344)	(274)	(5,854)	620	(72,581)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	33,463	3,049	-	36,512
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	530,413	62,648	21,870	15,682	77,984	6,286	32,286	(22,832)	(387)	723,933
Financial income (expense)	14,211	(7,896)	1,683	2,629	(51,943)	7,071	(760)	10,231	387	(24,387)
OPERATIONAL PROFIT	544,624	54,752	23,553	18,311	26,041	13,357	31,526	(12,601)	-	699,546
Income tax and social contribution	(182,928)	(82,016)	(7,640)	(7,387)	(17,205)	(2,222)	(76)	-	-	(299,474)
Deferred income tax and social income	(1,171)	65,581	120	865	7,907	-	-	31,312	-	104,614
NET INCOME (LOSS) FOR THE YEAR	360,525	38,317	16,033	11,789	16,743	11,135	31,450	18,711	-	504,686

15  Property, Plant and Equipment

Asset in service by account nature

Consolidated	Cost	Accumulated depreciation	Net book Value
			06.30.2012
Reservoirs, dams and aqueducts	7,108,618	(4,273,366)	2,835,252
Machinery and equipment	4,457,520	(2,334,471)	2,123,049
Buildings	1,376,671	(948,390)	428,281
Land	182,562	-	182,562
Vehicles	38,414	(28,114)	10,300
Furniture and tools	10,948	(8,071)	2,877
	13,174,733	(7,592,412)	5,582,321

Consolidated	Cost	Accumulated depreciation	Net book Value
			12.31.2011
Reservoirs, dams and aqueducts	7,108,618	(4,196,871)	2,911,747
Machinery and equipment	4,457,236	(2,261,433)	2,195,803
Buildings	1,375,685	(933,593)	442,092
Land	182,562	-	182,562
Vehicles	38,721	(28,738)	9,983
Furniture and tools	10,800	(7,847)	2,953
	13,173,622	(7,428,482)	5,745,140

Fixed Asset by company

Consolidated	Cost	Accumulated depreciation	Net book Value
			06.30.2012
In service
Copel Geração e Transmissão	11,466,784	(6,979,856)	4,486,928
Copel Telecomunicações	452,083	(285,613)	166,470
Elejor	590,232	(113,597)	476,635
UEG Araucária	665,615	(213,341)	452,274
Costa Oeste	6	-	6
Transmissora Sul Brasileira	3	-	3
Cutia	10	(5)	5
	13,174,733	(7,592,412)	5,582,321
In progress
Copel Geração e Transmissão	1,765,419	-	1,765,419
Copel Telecomunicações	121,339	-	121,339
Elejor	10,836	-	10,836
UEG Araucária	496	-	496
	1,898,090	-	1,898,090
	15,072,823	(7,592,412)	7,480,411

Consolidated	Cost	Accumulated depreciation	Net book Value
			12.31.2011
In service
Copel Geração e Transmissão	11,463,047	(6,848,148)	4,614,899
Copel Telecomunicações	451,466	(276,901)	174,565
Elejor	590,092	(103,598)	486,494
UEG Araucária	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	4,129	(3,047)	1,082
Cutia	10	(4)	6
	13,173,622	(7,428,482)	5,745,140
In progress
Copel Geração e Transmissão	1,354,363	-	1,354,363
Copel Telecomunicações	99,222	-	99,222
Elejor	9,916	-	9,916
UEG Araucária	482	-	482
	1,463,983	-	1,463,983
	14,637,605	(7,428,482)	7,209,123

Under Articles 63 and 64 of Decree nº 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. Aneel Resolution n° 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of Aneel Decree nº 2003/96.

Changes in Property, Plant and Equipment

		Fixed asset
Balances	In service	In progress	Consolidated
As of January 1, 2012	5,745,140	1,463,983	7,209,123
Investment program paid	-	442,202	442,202
Provision for litigation	-	2,362	2,362
Fixed assets for projects	7,787	(7,787)	-
Depreciation quotas to profit and loss	(169,424)	-	(169,424)
Depreciation quotas - Pasep/Cofins credits	(834)	-	(834)
Write off	(348)	(2,670)	(3,018)
As of June 30, 2012	5,582,321	1,898,090	7,480,411

		Fixed asset
Balances	In service	In progress	Consolidated
As of January 1, 2011	6,015,235	648,710	6,663,945
Investment program paid	-	363,894	363,894
Investment program to pay	-	6,176	6,176
Provision for litigation	-	4,884	4,884
Fixed assets for projects	9,401	(9,401)	-
Transfer of receive related to concession	220	-	220
Depreciation quotas to profit and loss	(164,884)	-	(164,884)
Depreciation quotas - Pasep/Cofins credits	(675)	-	(675)
Write off	(16,897)	(396)	(17,293)
As of June 30, 2011	5,842,400	1,013,867	6,856,267

Depreciation Rates

	Depreciation rates (%)
	06.30.2012	12.31.2011
Generation
General equipment	6.20	9.73
Generators	2.83	3.09
Reservoirs, dams and headrace channel	1.92	2.00
Hidraulic turbines	2.45	2.47
Gas and steam turbines	2.20	5.00
Water cooling and treatment facilities	4.40	4.40
Gas conditioning equipament	4.40	4.40
Central administration
Buildings	3.33	4.00
Office machinery and equipment	6.26	10.00
Furniture and tools	6.24	10.00
Vehicles	14.19	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

On January 1, 2012, depreciation rates were changed due to the review of useful lives made by the Regulatory Agency (Aneel), according to Regulatory Resolution 474 of February 7, 2012. The effect on the statement of income was R$ 458.

The average rate for machinery and equipment is 2.92%.

Impairment of assets

The Company’s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 – Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 15.6 of the Annual financial statements at December 31, 2011. During the quarter, there were no events that required new tests to be performed.

Consórcio Energético Cruzeiro do Sul – Mauá HPP

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an Aneel auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 151.16 /MWh as of June 30, 2012). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License nº 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008.

Due to a preliminary injunction in Civil Action nº 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

On June 28, 2012, the gates of the river’s deviation structures were closed and the reservoir started to be filled. Operations will start in the second half of 2012.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake. As of June 30, 2012, Copel Geração e Transmissão’s balance under property, plant and equipment related to this project was R$ 765,913.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$ 35,602 as of June 30, 2012 (R$ 31,011 as of December 31, 2011).

HPP  Colíder

On July 30, 2010, at Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract nº 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 115.75/MWh as of June 30, 2012). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011.

The following activities are being carried out: Arenite quarry – the rock continues to be drilled for concrete aggregates; right bank dam – waterproofing is being carried out and an injection curtain is being built at the cutoff region and the nucleus is being backfilled. Backfilling is also being carried out upstream and downstream. Horizontal and vertical filters are being built downstream together with a drainage ditch. Excavations continue in the clay mine for waterproofing material to be used in the dam; auxiliary cofferdams – backfilling continues at the upstream auxiliary cofferdam and digging for the auxiliary downstream cofferdam also continues; and spillway – the injection curtain is being built and primary holes are being consolidated upstream. The beam framework and prestressing sheaths are being assembled.

The expenditures in this venture are recorded in fixed assets account group. On June 30, 2012, the balance in fixed assets in progress on the project totaled R$ 796,844.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$ 750,910 as of June 30, 2012.

Cavernoso II SHP

On August 26, 2010 at Aneel Auction nº 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II SHP, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance nº  133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 164.48/MWh as of June 30, 2012). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance nº  133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW average.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The following activities are being carried out: Left bank dam – the dam was raised to the height of  554.25 on the wall and to the height of 555.50 on the cutoff; water intake and intake channel – the “dove chest” was treated with concrete. The treatment of the intake channel with shotcrete is in progress; and control building and powerhouse – masonry work is being carried out on the control building. The seal panel has just been set up at unit one, and the guides of the suction gate are being assembled. Butterfly valves were placed at units one and two and the coil box at unit three. Consoles were concreted to support the metal pillars above the height of 521.30 and stairs started to be assembled.

The expenses incurred on this venture are recorded under property, plant and equipment. As of June 30, 2012 the balance in property, plant and equipment in progress for the venture amounted to R$ 87,197.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$ 68,735 as of June 30, 2012.

16  Intangible Assets

	Right to use software		Concession and autorization rights		Concession contracts		Other	Consolidated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (1)
								30.06.2012
In service
Assets with finite useful life
Copel Geração e Transmissão	3,140	(2,399)	-	-	-	-	43	784
Copel Distribuição (16.1)	-	-	-	-	3,649,419	(3,009,482)	-	639,937
Copel Distribuição- Special Liabilities (16.6)	-	-	-	-	(316,479)	190,441	-	(126,038)
Copel Telecomunicações	5,936	(4,483)	-	-	-	-	-	1,453
Compagas (16.2)	4,065	(2,711)	-	-	221,139	(80,113)	-	142,380
Elejor (16.3)	-	-	-	-	263,920	(56,784)	-	207,136
UEG Araucária	232	(125)	-	-	-	-	-	107
Transmissora Sul Brasileira	1	-	-	-	-	-	-	1
Concession Right - Elejor (16.3)	-	-	22,626	(4,714)	-	-	-	17,912
Concession Right - Cutia (16.4)	-	-	5,809	-	-	-	-	5,809
	13,374	(9,718)	28,435	(4,714)	3,817,999	(2,955,938)	43	889,481
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	20	20
	-	-	-	-	-	-	38	38
	13,374	(9,718)	28,435	(4,714)	3,817,999	(2,955,938)	81	889,519
In progress
Copel Geração e Transmissão (16.5)	11,748	-	-	-	27,984	-	2,464	42,196
Copel Distribuição (16.1)	-	-	-	-	826,500	-	-	826,500
Copel Distribuição- Special Liabilities (16.6)	-		-		(54,421)		-	(54,421)
Copel Telecomunicações	15,360	-	-	-	-	-	7	15,367
Compagas	-	-	-	-	36,214	-	-	36,214
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	5,117	5,117
	27,108	-	-	-	836,277	-	10,378	873,763
								1,763,282

(1) Annual amortization rate: 20%
(2) Amortization over the concession period

	Right to use software		Concession and autorization rights		Concession contracts		Other	Consolidated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (1)
								12.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	3,140	(2,281)	-	-	-	-	43	902
Copel Distribuição (16.1)	-	-	-	-	3,783,331	(2,895,710)	-	887,621
Copel Distribuição- Special Liabilities (16.6)	-	-	-	-	(367,099)	166,655	-	(200,444)
Copel Telecomunicações	5,936	(4,256)	-	-	-	-	-	1,680
Compagas (16.2)	4,053	(2,526)	-	-	199,932	(74,320)	-	127,139
Elejor (16.3)	-	-	-	-	263,920	(52,279)	-	211,641
UEG Araucária	230	(106)	-	-	-	-	-	124
Concession Right - Elejor (16.3)	-	-	22,626	(4,337)	-	-	-	18,289
Concession Right - Cutia (16.4)	-	-	5,809	-	-	-	-	5,809
	13,359	(9,169)	28,435	(4,337)	3,880,084	(2,855,654)	43	1,052,761
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	20	20
	-	-	-	-	-	-	38	38
	13,359	(9,169)	28,435	(4,337)	3,880,084	(2,855,654)	81	1,052,799
In progress
Copel Geração e Transmissão (16.5)	10,430	-	-	-	26,120	-	1,686	38,236
Copel Distribuição (16.1)	-	-	-	-	599,794	-	-	599,794
Copel Distribuição- Special Liabilities (16.6)	-	-	-	-	(40,457)	-	-	(40,457)
Copel Telecomunicações	15,100	-	-	-	-	-	5	15,105
Compagas	-	-	-	-	48,677	-	-	48,677
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	4,913	4,913
	25,530	-	-	-	634,134	-	9,394	669,058
								1,721,857

(1) Annual amortization rate: 20%
(2) Amortization over the concession period

Changes in Intangible Assets

	Concession contracts				Other		Concession and autorization rights	Consolidated
	In service	In progress	Special Liabilities		In service	In progress
Balance			In service	progress
As of January 1, 2012	1,224,874	674,591	(200,444)	(40,457)	4,271	34,924	24,098	1,721,857
Investment program	-	358,110	-	-	-	2,654	-	360,764
Customers' financial participation	-	-	-	(37,007)	-	-	-	(37,007)
Aneel concession - use of public assets	-	2,669	-	-	-	-	-	2,669
Present value adjustment - Aneel concession	-	(805)	-	-	-	-	-	(805)
Transfers to receive related to concession
- remeasurement Resolution No. 474/2012	(136,658)	-	53,245	-	-	-	-	(83,413)
Transfer to receive accounts related
to concession (Note nº 7.2)	-	(107,069)	-	20,418	-	-	-	(86,651)
Transfers to intangible assets in service	34,963	(34,963)	(2,625)	2,625	24	(24)	-	-
Amortization of quotas - concession and autorization	(128,712)	-	22,725	-	(567)	-	(377)	(106,931)
Depreciation quotas - Pasep/Cofins credits	(5,483)	-	1,061	-	7	-	-	(4,415)
Write off	(885)	(1,835)	-	-	2	(68)	-	(2,786)
As of June 30, 2012	988,099	890,698	(126,038)	(54,421)	3,737	37,486	23,721	1,763,282

	Concession contracts				Other		Concession and autorization rights	Consolidated
	In service	In progress	Special Liabilities		In service	In progress
Balance			In service	progress
As of January 1, 2011	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954
Investment program	-	321,894	-	-	-	2,120	-	324,014
Customers' financial participation	-	-	-	(28,253)	-	-	-	(28,253)
Aneel concession - use of public assets	-	3,999	-	-	-	-	-	3,999
Present value adjustment - Aneel concession	-	(1,847)	-	-	-	-	-	(1,847)
Transfer to receive accounts related
to concession	-	(190,452)	-	-	-	-	-	(190,452)
Transfers to intangible assets in service	64,589	(64,589)	(39,452)	39,452	3,686	(3,686)	-
Amortization of quotas - concession and autorization	(128,884)	-	24,973	-	(348)	-	(377)	(104,636)
Depreciation quotas - Pasep/Cofins credits	(7,020)	-	1,337	-	(132)	-	-	(5,815)
Write off	(4,346)	(1,312)	-	-	(101)	-	-	(5,759)
As of June 30, 2011	1,277,472	707,643	(242,173)	(53,347)	5,428	26,516	18,666	1,740,205

Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

Aneel establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 29% a year, limited to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 7).

Due to the change of life established by the Regulatory Agency (Aneel), by Ruling nº 474/2012 of February 07, 2012, there was reduction of Intangible Assets of R$ 83,413, the asset transferred to the concession.

Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.a., limited to the concession period, for gas pipelines built until December 31, 2008 and 10% p.a. for other assets.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments. (Note 23).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 17,912 as of June 30, 2012, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of June 30, 2012 was R$ 377 (R$ 377 in 2011).

Cutia

The acquisition resulted concession rights amounting to R$ 5,809, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 01, 2015 for commitments resolutions by Aneel. The concession period of wind farms is 30 years from the date of publication of resolutions autorizativas in the Official Gazette, which occurred on January 05, 2012.

Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On June 30, 2012, the Group had R$ 13,819 (R$ 12,341 as of December 31, 2011) recorded in connection with the Mauá Power Plant Concession Contract and R$ 14,165 (R$ 13,779 as of December 31, 2011) recorded in connection with the Colíder Power Plant.

Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The scheduled date for settlement of these liabilities was the concession expiration date. Aneel, by means of Regulatory Resolution nº 234/2006, dated October 31, 2006, as amended by Resolution nº 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to Aneel Ruling nº 3,073/06 and Circular Letter nº 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

Recoverable value of intangible asset (finite useful life)

Although there is no indication of recovery loss, the Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management’s evaluation of the energy industry’s future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

•         Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•         The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 15.5.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

17  Payroll, Social Charges and Labor Accruals

		Consolidated
	06.30.2012	12.31.2011
Social security liabilities
Taxes and social contribution	26,581	39,493
Social security charges on paid vacation and 13th salary	31,306	23,900
	57,887	63,393
Labor liabilities
Payroll, net	2,876	152
Vacation and 13th salary	92,733	76,142
Profit sharing	-	48,068
Profit sharing for the period	26,147	-
Voluntary redundancy	32,990	36,338
Assignements to third parties	3	2
	154,749	160,702
	212,636	224,095

18  Suppliers

			Consolidated
		06.30.2012	12.31.2011
Charges for use of grid system		81,504	79,795
Energy supplies		366,755	316,262
Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas		51,248	40,698
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)		56,533	53,998
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)		84,799	107,996
Other suppliers		213,417	257,166
		405,997	459,858
		854,256	855,915
	Current	769,417	747,453
	Noncurrent	84,839	108,462

Petróleo Brasileiro S.A. - Petrobras - Renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração e Transmissão S.A, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Geração signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Geração remains.

Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	933.72	07.12.2004	57.51
1st Auction - Product 2006	2006 to 2013	452.34	07.12.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.55	07.12.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.02	02.04.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.13	11.10.2005	94.91
5th Auction - Product 2007	2007 to 2014	157.17	14.12.2006	104.74
11th Auction Adjust. P-12M	Jan to Dec 2012	26.89	30.09.2011	73.63
		1,694.82
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	16.12.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.56	16.12.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	16.12.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	16.12.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	16.12.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	16.12.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	15.65	26.07.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	17.50	16.10.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	117.27	16.10.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	15.48	17.09.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	30.09.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 to 2041	106.00	10.12.2007	78.87
Jirau	2013 to 2042	141.51	19.05.2008	71.37
		1,046.15

19  Loans and Financing

Parent company				Current		Noncurrent
				liabilities		liabilities
			06.30.2012	12.31.2011	06.30.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (19.1)	2,707	581	3,288	4,484	56,774	53,943
Eletrobrás	6	-	6	6	8	12
	2,713	581	3,294	4,490	56,782	53,955
Local currency
Banco do Brasil (19.2)	212	31,153	31,365	39,879	1,492,685	1,464,325
Eletrobrás (19.3)	51,772	1,232	53,004	45,454	202,399	216,031
BNDES - Compagas (19.4)	-	-	-	48	-	-
Finep (19.5)	1,951	13	1,964	1,962	2,928	3,904
BNDES (19.6)	6,985	2,758	9,743	12,336	206,824	159,901
Banco do Brasil
Transfer BNDES (19.7)	3,790	2,784	6,574	12,318	165,795	159,869
	64,710	37,940	102,650	111,997	2,070,631	2,004,030
	67,423	38,521	105,944	116,487	2,127,413	2,057,985

Parent company				Current		Noncurrent
				liabilities		liabilities
			06.30.2012	12.31.2011	06.30.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (19.1)	2,707	581	3,288	4,484	56,774	53,943
Local currency
Banco do Brasil (19.2)	-	31,152	31,152	39,668	913,747	911,829
	2,707	31,733	34,440	44,152	970,521	965,772

Breakdown of loans and financing by type of currency and index

Currency (equivalent in R$) / Index
	06.30.2012%		12.31.2011%
Foreign currency
U.S. Dolar	60,076	2.69	58,445	2.69
	60,076	2.69	58,445	2.69
Local currency
TJLP	393,848	17.63	350,302	16.11
IGP-M	376	0.02	475	0.02
Ufir	121,152	5.42	115,074	5.29
Finel	134,252	6.01	146,411	6.73
UMBND	-	-	48	-
CDI	1,523,653	68.23	1,503,717	69.16
	2,173,281	97.31	2,116,027	97.31
	2,233,357	100.00	2,174,472	100.00

Index and change in the main foreign currencies and indexes applied to the loans and financing

Currency/Index		Variation (%)
	06.30.2012	12.31.2011
U.S. dolar	7.76	12.56
IDB currency basket	0.00	0.00
TJLP	6.00	6.00
IGP-M	3.19	5.10
Finel	0.63	1.01
UMBND	0.00	0.00
CDI	(22.91)	2.17

Maturity of noncurrent installments

	Foreign	Foreign
	currency	currency		Consolidated
			06.30.2012	12.31.2011
2013	1,356	176,756	178,112	204,084
2014	1,360	739,241	740,601	729,022
2015	-	571,194	571,194	549,593
2016	-	252,334	252,334	243,894
2017	-	40,238	40,238	34,201
2018	-	39,329	39,329	33,292
2019	-	36,582	36,582	30,544
2020	-	33,555	33,555	27,949
2021	-	27,587	27,587	22,849
2022	-	27,584	27,584	22,844
After 2022	54,066	126,231	180,297	159,713
	56,782	2,070,631	2,127,413	2,057,985

Changes in loans and financing

	Foreign currency		Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
As of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	55,915	55,915
Charges	1,324	-	71,995	25,302	98,621
Monetary and exchange variations	139	4,097	26	615	4,877
Transfers	1,270	(1,270)	15,231	(15,231)	-
Amortization - principal	(1,563)	-	(15,471)	-	(17,034)
Amortization - interest and variation	(2,366)	-	(81,128)	-	(83,494)
As of June 30, 2012	3,294	56,782	102,650	2,070,631	2,233,357

	Foreign currency		Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
As of January 1, 2011	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	197,262	197,262
Charges	1,250	-	41,155	20,067	62,472
Monetary and exchange variations	(385)	(3,226)	67	890	(2,654)
Transfers	2,236	(2,236)	31,972	(31,972)	-
Amortization - principal	(6,393)	-	(16,238)	-	(22,631)
Amortization - interest and variation	(6,300)	-	(48,969)	-	(55,269)
As of June 30, 2011	4,924	45,950	76,566	1,415,817	1,543,257

Secretaria do Tesouro Nacional - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law nº 4,131/62, is shown below:

Type of bonus	Term (years)	Final maturity	Grace period (years)		Consolidated
				06.30.2012	12.31.2011
Par Bond	30	04.15.2024	30	32,258	29,935
Capitalization Bond	20	04.15.2014	10	5,506	6,392
Debt Conversion Bond	18	04.15.2012	10	-	1,412
Discount Bond	30	04.15.2024	30	22,298	20,688
				60,062	58,427

The annual interest rates and repayments are as follows:

Type of bonus	Anual interest rate (%)	Amortization
Par Bond	6.0	Single installment
Capitalization Bond	8.0	Semi Annual
Debt Conversion Bond	Libor Semi Annual + 0,8750	Semi Annual
Discount Bond	Libor Semi Annual + 0,8125	Single installment

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 17,515 e R$ 24,996, as of June 30, 2012 (R$ 15,477 e R$ 22,076 as of December 31, 2011), respectively (Note 4.2).

Banco do Brasil S.A.

Contracts		Consolidated
	06.30.2012	12.31.2011
Private contract for credit assignment - Law 8.727/93 (1)	396	487
Credit notes (2)	944,899	951,497
Contract for providing fixed credit number 21/02155-4 (3)	415,192	396,295
Contract for providing fixed credit number 21/02248-8 (4)	163,563	155,925
	1,524,050	1,504,204

1)     Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivable;

2)     The following Parent Company credit notes:

Credit notes	Issue date	Maturity of principal	Financial charges maturing six monthly	Principal	Charges	Transaction costs	Total
Commercial nº 330.600.129	01.31.2007	01.31.2014	106.5% of average rate of CDI	29,000	1,140	-	30,140
Industrial nº 330.600.132	02.28.2007	02.28.2014	106.2% of average rate of CDI	231,000	7,262	-	238,262
Industrial nº 330.600.151	07.31.2007	07.31.2014	106.5% of average rate of CDI	18,000	706	-	18,706
Industrial nº 330.600.156	08.28.2007	08.28.2014	106.5% of average rate of CDI	14,348	452	-	14,800
Industrial nº 330.600.157	08.31.2007	08.31.2014	106.5% of average rate of CDI	37,252	1,143	-	38,395
Industrial nº 330.600.609	08.19.2011	07.21.2014	109.41% of average rate of CDI	200,000	6,816	(5,284)	201,532
Industrial nº 330.600.609	08.19.2011	07.21.2015	109.41% of average rate of CDI	200,000	6,816	(5,284)	201,532
Industrial nº 330.600.609	08.19.2011	07.21.2016	109.41% of average rate of CDI	200,000	6,817	(5,285)	201,532
				929,600	31,152	(15,853)	944,899
CDI - Interbank deposit certificate rate

Industrial Credit Note, number 330.600.609 for the amount of R$ 600,000, signed on August 19, 2011, for the exclusive and only purpose of paying the debts.  The financial charges will be paid every six months, due on every base date, such that with payment of the last installment, the debt will be liquidated. The full amount of R$ 600,000 was liberated on August 31, 2011.

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil. The guarantee is only going to be executed if the contract terms are not complied with.

3)     Fixed credit assignment, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment the outstanding balance will be zero.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was liberated in full on September 9, 2010

4)     Contract nº 21/02248-8 for opening a fixed loan facility in the amount of R$ 150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereaux.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$ 150,000 was received on June 22, 2011.

Eletrobras - Centrais Elétricas Brasileiras S.A.

Loans were originated from the Fund for Financing Eletrobras - Finel and Global Reversion Reserve - RGR for expansion of the generation, transmission and distribution. The Repayments began in September 1994 and the last payment is due in December, 2022. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the index of Finel and Fiscal Reference Unit - Ufir.

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobras, for the amount of R$ 126,430 to be invested in the “Luz para Todos” Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was liberated, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In May 2012, R$ 13.061 was liberated, being R$ 11,193 in funds from RGR and R$ 1,868 in funds from CDE. The total amount disbursed was R$ 101,562, of which R$ 87,052 came from RGR funds and R$ 14,510 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobras, for the amount of R$ 63,944 to be invested in the “Luz para Todos” Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on December 30, 2022. In December 2010, R$ 19,183 was liberated, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobras, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on October 30, 2016. In January 2011, R$ 284 was liberated, and in August 2011, another R$ 1,935 was liberated, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into sub credits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

Financiadora de Estudos e Projetos - Finep

Contracts		Consolidated
	06.30.2012	12.31.2011
Contract no. 02070791-00 (1)	2,869	3,440
Contract no. 02070790-00 (2)	2,023	2,426
	4,892	5,866

1)        Loan agreement nº 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Generation Research and Development Project for 2007”.

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 liberated in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be liberated depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited, in case of breach of contract.

2)       Loan agreement nº 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Transmission Research and Development Project for 2007”.

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited, in case of breach of contract.

3)       Loan Agreement nº 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações. On May 17, 2012 a termination agreement was signed for this financing and a new agreement number 02.12.0105-00 was signed on the same date, as described below.

4)       Loan Agreement nº 021120105-00, signed on May 17, 2012, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações.

Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A”” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103. The first installment of R$ 13,997 was released on July 17, 2012 and the others will be released after the expenses incurred with the first installment are evidenced, according to the financial and budgetary resources available for Finep (Funds for Studies and Projects). The debt’s principal will bear fixed interest rate of 4% annually and a managed prime rate of 3.5% annually for subcredit “A” and subcredit “B”, respectively, resulting from the equalization factor, to be paid on the fifteenth day of the month, including in the grace period. The debt balance will be paid to Finep in 81 monthly and successive installments. The first installment matures on February 15, 2014 and the last one on October 15, 2020.

BNDES - Copel Geração e Transmissão

1)       On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement nº 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 179 monthly installments, starting on March 15, 2013 and ending on January 15, 2028, bearing interest of 1.63% p.a. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment ” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555, the fourth in June 2011, for the amount of R$ 23,489, and the last in November 2011, for the amount of R$ 8,634.

An amendment was made to the agreement on 02.13.2012, changing the end of the grace period for repayments from 02.15.2012 to 03.15.2013, with the other terms remaining unchanged.

The contract contains provisions on accelerated maturity in certain conditions.

2)       Contract nº 11.2.0952.1, signed between Copel Geração e Transmissão and  BNDES, with intervening Copel, signed on December 16, 2011, the amount of R $ 44,723 divided into two subcredits: subcredit "A" in the amount of R $ 42,433 for the implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste, with 115 km long, 525 kV single circuit, and subcredit "B" in the amount of R $ 2,290 for the purchase of machinery and equipment. The value of R $ 44,723 was released on March 20, 2012.

The debt will be repaid in 168 monthly and successive installments, with the first installment due on May 15, 2012 and the last on April 15, 2026, with interest: subcredit "A" 1.82% p.a. above TJLP, and subcredit "B" 1.42% p.a. paid quarterly in the period between January 15, 2012 and April 15, 2012, and monthly from the first principal repayment.

To guarantee the payment of contractual obligations, Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-Aneel, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided.

Copel Geração e Transmissão undertakes to receive this revenue in an escrow account until the contract ends, and maintain a reserve account with funds ("minimum balance") equal to (three) times the last payment due, including principal, interest and other contractual amounts.

The contract contains provisions on accelerated maturity in certain conditions.

Banco do Brasil - Distribution of Funds from BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement nº 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 179 monthly installments, starting on March 15, 2013 and ending on January 15, 2028, bearing interest of 2.13% p.a. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in March 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555, the fourth in June 2011, for the amount of R$ 23,489, and the last in November 2011, for the amount of R$ 8,600.

An amendment was made to the agreement on 02.14.2012, changing the end of the grace period for repayments from 02.15.2012 to 03.15.2013, with the other terms remaining unchanged.

The contract contains provisions on accelerated maturity in certain conditions.

Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At June 30, 2012 all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20  Post-Employment Benefits

Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

			Consolidated
		06.30.2012	12.31.2011
Pension plan (20.1)		416	14,410
Healthcare plan (20.2)		479,208	454,465
		479,624	468,875
	Current	22,180	36,037
	Noncurrent	457,444	432,838

The amounts recognized in the statement of income are shown below:

		Consolidated
	06.30.2012	06.30.2011
Pension plan (CD)	27,351	23,021
Pension plan (CD) - management	259	305
Healthcare plan - post employment	35,476	27,536
Healthcare plan	22,581	16,467
Healthcare plan - management	27	18
	85,694	67,347
(-) Transfers to contruction in progress	(5,762)	(3,644)
	79,932	63,703

Changes in the Post-Employment Benefits balance

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of January 1, 2012	36,037	432,838	468,875
Appropriation of actuarial calculation	-	35,476	35,476
Pension and healthcare contributions	50,218	-	50,218
Transfers	10,870	(10,870)	-
Amortizations	(74,945)	-	(74,945)
As of June 30, 2012	22,180	457,444	479,624

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of January 1, 2011	24,255	384,208	408,463
Appropriation of actuarial calculation	-	27,536	27,536
Pension and healthcare contributions	39,811	-	39,811
Transfers	8,053	(8,053)	-
Amortizations	(47,498)	-	(47,498)
As of June 30, 2011	24,621	403,691	428,312

Actuarial valuation pursuant to CVM Ruling nº 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2011, is presented in note 21 to the Annual Financial Statements at December 31, 2011.

21  Regulatory Charges

		Consolidated
	06.30.2012	12.31.2011
Fuel Consumption Account (CCC)	31,038	30,154
Energy Development Account (CDE)	23,512	20,718
Global Reversal Reserve (RGR)	8,193	19,639
	62,743	70,511

22  Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and Aneel Normative Resolutions 316/08 and 300/08.

Balances registered to invest in R&D (Research and  Development) and PEE (Energy efficiency program)

	Applied and unfinished	Balance to collect	Balance to apply	Balance as of 06.30.2012	Balance as of 12.31.2011
Research and Development - R&D
FNDCT	-	3,189	-	3,189	3,018
MME	-	1,596	-	1,596	1,510
R&D	18,165	-	115,545	133,710	120,936
	18,165	4,785	115,545	138,495	125,464
Energy efficiency program - PEE	33,784	-	76,917	110,701	126,100
	51,949	4,785	192,462	249,196	251,564
			Current	124,450	156,915
			Noncurrent	124,746	94,649

Changes in balances for R&D and PEE

	current	FNDCT noncurrent	current	MME noncurrent	current	R&D noncurrent	current	PEE noncurrent	Consolidated
As of January 1, 2012	3,017	-	1,510	-	34,910	86,027	117,478	8,622	251,564
Additions	8,304	1,275	4,152	637	422	9,156	-	12,750	36,696
Selic interest rate	-	-	-	-	66	4,848	-	3,343	8,257
Transfers	1,275	(1,275)	637	(637)	-	-	-	-	-
Payments	(9,407)	-	(4,703)	-	-	-	-	-	(14,110)
Concluded projects	-	-	-	-	(1,719)	-	(31,492)	-	(33,211)
As of June 30, 2012	3,189	-	1,596	-	33,679	100,031	85,986	24,715	249,196

	FNDCT current	MME current	current	R&D noncurrent	current	PEE noncurrent	Consolidated
As of January 1, 2011	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	8,484	4,242	1,040	7,477	-	11,836	33,079
Selic interest rate	-	-	115	4,854	-	3,899	8,868
Transfers	-	-	(630)	630	-	-	-
Payments	(8,347)	(4,173)	-	-	-	-	(12,520)
Concluded projects	-	-	(3,299)	-	(7,504)	-	(10,803)
As of June 30, 2011	2,823	1,413	37,559	81,689	104,124	37,739	265,347

23  Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UBP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

Consolidated	Current liabilities		Noncurrent liabilities
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Copel Geração e Transmissão
Mauá HPP (23.1.1)	1,220	615	12,599	11,726
Colider HPP (23.1.2)	-	-	14,165	13,779
Elejor
Fundão-Santa Clara Hydroelectric (23.2.1)	44,041	44,041	359,268	344,937
	45,261	44,656	386,032	370,442

For the six-month period ended June 30, 2012, the amount of R$ 36,352 (R$ 37,107 for the same period in 2011) was registered as expenses to financial expenses and the amount of R$ 4,399 (R$ 3,864 for the same period in 2011) as amortization of intangible assets.

Generation and Transmission

23.1.1     Mauá Hydroelectric Power Plant (Note 15.6)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 643 (51% of 1,262), pursuant to article 6 of Concession Contract nº 001/07 - MME – Mauá HPP.

These installments are restated annually or at the legally applicable intervals, according to the IPCA inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of June 30, 2012, is R$ 13,820 (R$ 12,341, as of December 31, 2011).

23.1.2     Colíder Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 1,256, pursuant to article 6 of Concession Contract nº 001/11 - MME – HPP Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of June 30, 2012 is R$ 14,165 (R$ 13,779, as of December 31, 2011).

Elejor

23.1.3     Fundão – Santa Clara Hydroelectric Energy Complex - HPPs Fundão and Santa Clara

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation and to article 6 of Concession Contract nº 125/01 – Aneel – Fundão – Santa Clara Hydroelectric Energy Complex - HPPs Fundão and Santa Clara.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$ 1,115,939  as of June 30, 2012 (R$ 1,097,352 as of December 31, 2011).

The original amount on the date of signature of the contract was recorded at present value. On June 30, 2012, this amount was recorded under liabilities for R$ 403,309 (R$ 388,978 as of December 31, 2011), of which R$ 44,041 were under current liabilities and R$ 359,268 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

24  Other Accounts Payable

			Consolidated
		06.30.2012	12.31.2011
Customers		22,492	17,412
Consortium partners		16,265	7,031
Financial compensation for use of w ater resources		15,311	19,332
Public lighting fee collected		14,583	14,875
Pledges in guarantee		9,661	7,688
Reimbursements to customer contributions		7,699	7,837
ANEEL inspection fee		2,741	1,694
Insurance entities		-	2,335
Other liabilities		16,763	8,525
		105,515	86,729
	Current	105,298	86,676
	Non current	217	53

25  Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in this reserve

Consolidated	Balance as of 01.01.2012	Additions	(-) reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balance as of 06.30.2012
Tax
Cofins (25.1.1)	234,563	-	-	-	-	-	234,563
Others taxes	47,374	28,091	(6,880)	-	-	(43)	68,542
	281,937	28,091	(6,880)	-	-	(43)	303,105
Labor	128,505	10,962	(1,779)	-	-	(8,125)	129,563
Employee benefits	58,089	23,109	-	-	-	(5,195)	76,003
Civil
Suppliers (25.1.2)	88,003	2,179	(926)	-	-	-	89,256
Civil and administrative law	112,059	32,333	(6,499)	-	-	(3,955)	133,938
Easements	4,839	808	-	-	-	(4)	5,643
Condemnation and real estate (25.1.3)	273,647	20,768	-	595	2,362	-	297,372
Customers	5,493	4,423	-	-	-	-	9,916
	484,041	60,511	(7,425)	595	2,362	(3,959)	536,125
Environmental claims	104	26	-	-	-	-	130
Regulatory (25.1.4)	48,147	214	-	-	-	(40)	48,321
	1,000,823	122,913	(16,084)	595	2,362	(17,362)	1,093,247

Consolidated	Balance as of 01.01.2011	Additions	(-) reversals	Additions to fixed assets in progress	Discharges	Balance as of 06.30.2011
Tax
Cofins (25.1.1)	234,563	-	-	-	-	234,563
Others taxes	86,916	21,923	(41,811)	-	(553)	66,475
	321,479	21,923	(41,811)	-	(553)	301,038
Labor	146,348	3,987	(2,793)	-	(7,493)	140,049
Employee benefits	53,245	10,812	(550)	-	(9,028)	54,479
Civil
Suppliers (25.1.2)	86,101	1,886	(176)	-	-	87,811
Civil and administrative law	73,237	16,708	(1,004)	-	(6,154)	82,787
Easements	9,065	1,310	(4,370)	-	(484)	5,521
Condemnation and real estate (25.1.3)	132,709	8,591	-	4,884	-	146,184
Customers	5,305	807	(108)	-	(18)	5,986
	306,417	29,302	(5,658)	4,884	(6,656)	328,289
Environmental claims	42	-	-	-	-	42
Regulatory (25.1.4)	38,847	4,715	(4,677)	-	-	38,885
	866,378	70,739	(55,489)	4,884	(23,730)	862,782

Parent company	Balance as of 01.01.2012	Additions	Reversals	Balance as of 06.30.2012
Tax
Cofins (25.1.1)	234,563	-	-	234,563
Others taxes	40,042	9,143	(3,490)	45,695
	274,605	9,143	(3,490)	280,258
Civil	9,929	7,553	-	17,482
Regulatory (25.1.4)	10,821	-	-	10,821
	295,355	16,696	(3,490)	308,561

Parent company	Balance as of 01.01.2011	Additions	Reversals	Discharge	Balance as of 06.30.2011
Tax
Cofins (25.1.1)	234,563	-	-	-	234,563
Others taxes	45,718	1,820	(10,943)	(517)	36,078
	280,281	1,820	(10,943)	(517)	270,641
Civil	7,883	1,935	-	-	9,818
Regulatory (25.1.4)	10,296	-	-	-	10,296
	298,460	3,755	(10,943)	(517)	290,755

Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of June 30, 2012 are consistent with those reported in Note 26 of the Annual Financial Statements as of December 31, 2011.

25.1.1     Contribution for the Financing of Social Security - COFINS

Lawsuit nº 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit nº 2000.04.01.100266-9 became final, overturne the ruling in lawsuit nº 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice nº 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit nº 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit nº 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 40,678 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit nº 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by  the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative  jurisdiction.

The Company strategically opted not to appeal the decision so that it could file a motion to stay execution at court, where the discovery phase is more detailed and all necessary types of evidence can be produced.

Since Summons number 09/2010 was judged as valid by the Supreme Court, with respect to the principal sum for the COFINS debt, of R$ 41,789, for the period August 1995 to December 1996.

The federal government brought tax collection proceedings for the debt included in notification 09/2010, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 148,055 as of June 30, 2012. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

Lawsuit nº 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit nº 2000.04.01.100266-9 became final, overturning the ruling in lawsuit nº 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of COFINS for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 484.817 as of June 30, 2012, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

25.1.2     Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified, and thus what remains, besides the legal discussion in question, is the possibility of execution of any remaining balance that may be determined as a result of the legal actions in question, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to June 30, 2012, which amounts to R$ 107,640. Of this amount, R$ 18,383 has been recorded to suppliers.

Copel does not accept there is an outstanding balance. However, the judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,371 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

25.1.3     Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under nº 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

The company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under nº 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavorable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 261,044, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears, is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 221,732, as of June 30, 2012.

On June 12, 2012 a decision unfavorable to Copel was rendered on appeal number 1.121.458 filed by the Company against the judicial reexamination whose reporting judge was Justice Arnaldo Esteves Lima. The aim of Copel is to terminate the payment obligation on the grounds that the federal government does not have the right to claim the difference because an agreement has been reached at the administrative level which has not yet been published.

25.1.4     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 35,535 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which Aneel Ruling nº 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

Lawsuits with losses deemed as possible

Consolidated	06.30.2012	12.31.2011
Tax (25.2.1)	1,131,764	1,246,954
Civil (25.2.2)	752,064	542,386
Labor	226,144	176,448
Employee benefits	39,765	37,788
Regulatory	18,082	12,907
	2,167,819	2,016,483

Breakdown of the main lawsuits with losses deemed as possible:

25.1.5     Tax claims

•         COFINS, Rescission Claim in the value of R$ 659,146. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss, however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 25.1 in this same report.

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD nº 35.273.870-7, with approximate value of R$ 299,623, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution.

•         Fiscal requirements according to NFLD nº 35.273.876-6, with approximate value of R$ 61,538 on June 30, 2012, authored by the INSS, agains Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

25.1.6     Civil claims

•         Civil claim related to the indemnification lawsuit nº 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel bears 51% of the total risk of the lawsuit, which equals to R$ 200,156, restated as of June 30, 2012. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Power Plant. The plaintiff’s attorney has been with the case records since May 4, 2012 to challenge the appeal filed by Consórcio Energético Cruzeiro do Sul – CECS.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 207,694. Additional information of this process is described in Note nº 25.1.3, in this same report.

•         Vitor Cezar Jorge Medeiros filed a suit contesting the franchise agreement with Copel and applying for recognition of the subconcession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region  – TRF4, whose ruling was fully favorable to the Company, according to the minutes posted at the court’s site. Company management rated the case as a possible risk of defeat, amounting to R$ 131,889 on June 30, 2012.

26  Shareholders’ Equity

Equity attributable to Parent Company

26.1.1     Stock Capital

As of June 30, 2012 (and December 31, 2011), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

							In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,501,825	13.45	129,439	33.71	60,225,711	46.96	79,856,975	29.18
NYSE (2)	119,439	0.08	-	-	40,595,206	31.66	40,714,645	14.88
Latibex (3)	-	-	-	-	83,302	0.06	83,302	0.03
Municipalities	178,393	0.12	9,326	2.43	3,471	0.01	191,190	0.07
Other shareholders	373,276	0.25	245,228	63.86	36,967	0.03	655,471	0.24
	145,031,080	100.00	383,993	100.00	128,240,302	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of June 30, 2012, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	5,569,035
Class "A" preferred shares	383,993	15,029
Class "B" preferred shares	128,240,302	5,652,842
	273,655,375	11,236,906

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the distribution of minimum annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

26.1.2     Equity Evaluation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity evaluation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

	Parent Company	Consolidated
As of January 1, 2012	1,457,081	1,457,081
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão (*)	1,953	2,959
Taxes on gains on financial assets	-	(1,006)
Financial Investments - Copel Distribuição (*)	(7)	(11)
Taxes on gains on financial assets	-	4
Accounts receivable related to the concession - Copel Distribuição (*)	(8,657)	(13,116)
Taxes on gains on financial assets	-	4,459
Financial Investments Held for Sale - Copel	1,424	1,424
Taxes on gains on financial assets	(484)	(484)
Realization of equity evaluation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(52,739)	(79,908)
Taxes on making adjustments	-	27,169
Cost assigned - Dominó Holdings (*)	(293)	(444)
Taxes on making adjustments	-	151
As of June 30, 2012	1,398,278	1,398,278
(*) Equility in the parent company, net of taxes

	Parent Company	Consolidated
As of January 1, 2011	1,559,516	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	(1,968)	(2,982)
Taxes on gains on financial assets	-	1,014
Realization of equity evaluation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(41,527)	(62,920)
Taxes on making adjustments	-	21,393
Cost assigned - Dominó Holdings (*)	(731)	(1,108)
Taxes on making adjustments	-	377
As of June 30, 2011	1,515,290	1,515,290
(*) Equility in the parent company, net of taxes

26.1.3     Basic and diluted profit per share

	Parent Company
	06.30.2012	06.30.2011
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class "A" preferred shares	725	948
Class "B" preferred shares	242,064	312,456
Common shares	248,871	321,255
	491,660	634,659
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class "A" preferred shares	384,115	388,935
Class "B" preferred shares	128,240,180	128,235,360
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Class "A" preferred shares	1.8875	2.4374
Class "B" preferred shares	1.8876	2.4366
Common shares	1.7160	2.2151

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

Equity attributable to non-controlling interest

Consolidated	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2012	101,175	14,215	127,444	242,834
Results for the period	5,776	5,023	2,227	13,026
As of June 30, 2012	106,951	19,238	129,671	255,860

Consolidated	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2011	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increas	-	(19,689)	-	(19,689)
Proposed dividends	(6,335)	-	-	(6,335)
Results for the period	8,746	(687)	(406)	7,653
As of June 30, 2011	204,755	40,326	258,111	503,192

27  Operating Revenues

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						06.30.2012
Electricity sales to final customers	1,955,668	(180,718)	(517,622)	(39,240)	-	1,218,088
Electricity sales to distributors	970,828	(88,180)	(196)	(33,044)	-	849,408
Charges for the use of the main transmission grid	2,697,933	(245,022)	(669,632)	(348,303)	-	1,434,976
Construction revenues	246,263	-	-	-	-	246,263
Revenues from telecommunications	79,281	(4,123)	(13,613)	-	(157)	61,388
Distribution of piped gas	194,732	(17,904)	(23,667)	-	-	153,161
Other operating revenues	104,474	(10,997)	-	-	(653)	92,824
	6,249,179	(546,944)	(1,224,730)	(420,587)	(810)	4,056,108

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						06.30.2011
Electricity sales to final customers	1,823,819	(169,001)	(485,209)	(14,900)	-	1,154,709
Electricity sales to distributors	785,054	(75,561)	(157)	(30,081)	-	679,255
Charges for the use of the main transmission grid	2,514,491	(228,375)	(621,017)	(342,970)	-	1,322,129
Construction revenues	276,455	-	-	-	-	276,455
Revenues from telecommunications	73,541	(3,972)	(12,189)	-	(365)	57,015
Distribution of piped gas	158,386	(14,334)	(19,901)	-	(8)	124,143
Other operating revenues	66,269	(6,337)	(1)	(4,616)	(483)	54,832
	5,698,015	(497,580)	(1,138,474)	(392,567)	(856)	3,668,538

Regulatory Charges

		Consolidated
	06.30.2012	06.30.2011
Fuel Consumptuon Account (CCC)	186,098	166,264
Energy Development Account (CDE)	140,980	124,679
Global Reversal Reserve (RGR)	49,163	61,445
Research and Development and Energy Efficiency Programs - R&D and EEP (22.2)	36,696	33,079
Other charges	7,650	7,100
	420,587	392,567

Power sales to final customers by customer category

Electric power supply Consolidated		Gross income		Net income
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Residential	635,284	611,784	395,687	387,337
Industrial	653,604	598,801	407,097	379,117
Commercial, services and other activities	440,771	405,875	274,534	256,970
Rural	87,893	81,176	54,744	51,395
Public agencies	53,855	51,523	33,544	32,621
Public lighting	42,577	36,113	26,519	22,864
Public services	41,684	38,547	25,963	24,405
	1,955,668	1,823,819	1,218,088	1,154,709

Use of the power grid by customer category

Availability of grid Consolidated		Gross income		Net income
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Residential	852,474	771,871	453,415	405,852
Industrial	672,912	694,692	357,908	365,271
Commercial, services and other activities	581,153	543,029	309,104	285,527
Rural	119,294	107,778	63,450	56,670
Public agencies	72,457	68,525	38,538	36,031
Public lighting	57,425	52,526	30,543	27,618
Public services	56,289	51,273	29,939	26,960
Free consumers	103,251	100,349	54,917	52,764
Basic Netw ork, BN connections, and connection grid	1,232	1,340	655	705
Operation and maintenance (O&M) revenues	24,850	21,489	13,217	11,299
Effective interest revenues	156,596	101,619	83,290	53,432
	2,697,933	2,514,491	1,434,976	1,322,129

Power sales to distributors

Consolidated		Gross income
	06.30.2012	06.30.2011
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	651,849	605,807
Bilateral contracts	130,775	114,296
Electric Energy Trading Chamber - CCEE	188,204	64,951
	970,828	785,054

Other operating revenues

Consolidated		Gross income
	06.30.2012	06.30.2011
Leases and rents	74,505	44,149
Revenues from services	24,690	18,446
Charged service	3,617	2,618
Other revenues	1,662	1,056
	104,474	66,269

28  Operating Costs and Expenses

Consolidated operating costs and expenses are as follows:

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Total consolidated
					06.30.2012
Electricity purchased for resale (28.1)	(1,315,422)	-	-	-	(1,315,422)
Use of main distribution and transmission grid (28.2)	(365,500)	-	-	-	(365,500)
Personnel and management (28.3)	(395,980)	(4,041)	(114,635)	-	(514,656)
Pension and healthcare plans (20)	(62,284)	(438)	(17,210)	-	(79,932)
Materials and supplies (28.4)	(28,128)	(201)	(5,511)	-	(33,840)
Materials and supplies for pow er	(10,698)	-	-	-	(10,698)
Natural gas and supplies for the gas business	(116,294)	-	-	-	(116,294)
Third-party services (28.5)	(147,351)	(19,139)	(36,606)	-	(203,096)
Depreciation and amortization	(260,108)	(20)	(15,848)	(743)	(276,719)
Accruals and provisions (28.6)	-	12,283	-	(103,099)	(90,816)
Construction cost (28.7)	(244,835)	-	-	-	(244,835)
Other costs and expenses (28.8)	(4,635)	1,956	(43,769)	(70,431)	(116,879)
	(2,951,235)	(9,600)	(233,579)	(174,273)	(3,368,687)

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Total consolidated
					06.30.2011
Electricity purchased for resale (28.1)	(1,052,346)	-	-	-	(1,052,346)
Use of main distribution and transmission grid (28.2)	(302,406)	-	-	-	(302,406)
Personnel and management (28.3)	(325,267)	(3,572)	(93,030)	-	(421,869)
Pension and healthcare plans (20)	(50,067)	(350)	(13,286)	-	(63,703)
Materials and supplies (28.4)	(34,385)	(430)	(4,692)	-	(39,507)
Materials and supplies for pow er	(13,368)	-	-	-	(13,368)
Natural gas and supplies for the gas business	(78,082)	-	-	-	(78,082)
Third-party services (28.5)	(123,254)	(14,547)	(41,178)	-	(178,979)
Depreciation and amortization	(254,812)	(20)	(14,311)	(742)	(269,885)
Accruals and provisions (28.6)	-	(15,277)	-	(31,023)	(46,300)
Construction cost (28.7)	(275,570)	-	-	-	(275,570)
Other costs and expenses (28.8)	630	1,943	(37,532)	(109,606)	(144,565)
	(2,508,927)	(32,253)	(204,029)	(141,371)	(2,886,580)

The table below features the balances of costs and expenses of the Parent Company, breaking down by expense category:

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Total parent company
			06.30.2012
Personnel and management (28.3)	(4,515)	-	(4,515)
Pension and healthcare plans	(267)	-	(267)
Materials and supplies	(11)	-	(11)
Third-party services (28.5)	(1,651)	-	(1,651)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (28.6)	-	(13,206)	(13,206)
Other operating expenses	(6,121)	267	(5,854)
	(12,565)	(13,316)	(25,881)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Total parent company
			06.30.2011
Personnel and management (28.3)	(4,236)	-	(4,236)
Pension and healthcare plans	(323)	-	(323)
Materials and supplies	(26)	-	(26)
Third-party services (28.5)	(2,368)	-	(2,368)
Depreciation and amortization	-	(377)	(377)
Accruals and provisions (28.6)	-	7,188	7,188
Other operating expenses	(7,946)	144	(7,802)
	(14,899)	6,955	(7,944)

Electricity purchased for resale

		Consolidated
	06.30.2012	06.30.2011
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	261,375	214,186
Furnas Centrais Elétricas S.A. - auction	192,115	183,113
Companhia Hidro Elétrica do São Francisco - Chesf - auction	184,349	170,519
Electric Energy Trading Chamber - CCEE	123,995	16,621
Companhia Energética de São Paulo - Cesp - auction	75,002	66,210
Itiquira Energética S.A.	66,806	62,758
Program for incentive to alternative energy sources - Proinfa	65,402	51,497
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	60,667	56,473
Petróleo Brasileiro S.A. - Petrobras - leilão	44,327	49,812
Dona Francisca Energética S.A.	32,876	31,015
Companhia Energética de Minas Gerais - Cemig - auction	29,141	27,059
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	17,373	19,298
Light S.A. - auction	15,696	14,634
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	12,429	14,569
Tractbel Energia S.A. - auction	11,745	10,778
Duke Energy International, Geração Paranapanema S.A. - auction	10,792	9,986
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	3,411	17,057
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(123,880)	(93,443)
Others - auction	231,801	130,204
	1,315,422	1,052,346

Use of main distribution and transmission grid

		Consolidated
	06.30.2012	06.30.2011
Furnas Centrais Elétricas S.A.	68,694	62,727
Cia Transmissora de Energia Elétrica Paulista - Cteep	43,694	36,156
Companhia Hidro Elétrica do São Francisco - Chesf	33,344	28,925
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	28,141	27,285
Eletrosul Centrais Elétricas S.A.	24,265	20,196
Companhia Energética de Minas Gerais - Cemig	11,787	10,996
TSN Transmissora Nordeste Sudeste de Energia S.A.	11,652	10,901
Novatrans Energia S.A.	11,641	10,713
National System Operator - ONS	11,670	10,694
Empresa Amazonense de Transmissão de Energia - Eate	9,694	8,986
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	10,221	8,593
Encargos dos serviços do sistema - ESS	19,874	8,443
ATE II Transmissora de Energia S.A.	5,144	4,626
Empresa Norte de Transmissão de Energia S.A. - Ente	5,136	4,579
Itumbiara Transmissora de Energia Ltda	4,881	4,360
Expansion Transmissora de Energia Elétrica S.A.	4,438	4,125
Empresa Transmissora de Energia Oeste Ltda - Eteo	3,966	3,689
STN Sistema de Transmissão Nordeste S.A	4,101	3,644
NTE Nordeste Transmissora de Energia S.A	3,450	3,196
ATE Transmissora Energia S.A	3,401	3,039
Integração Transmissão Energia - Intesa	3,143	2,887
Serra Mesa Transm. Energia Ltda. - SMTE	2,973	2,741
Encargo de Energia de Reserva - EER	17,829	2,638
ATE III Transmissora Energia S.A	2,599	2,473
LT Triângulo S.A.	2,669	2,460
SC Energia - Empresa Transmissora Energia Santa Catarina	2,588	2,269
Empresa Paraense Transmissão de Energia S.A. - Etep	2,211	2,056
Arthemis Transmissora de Energia S.A	2,203	1,967
IENNE - Interligação Elétrica Norte Nordeste	1,102	1,262
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(37,746)	(26,870)
Others	46,735	32,650
	365,500	302,406

Personnel and Management Expenses

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Personnel
Wages and salaries	-	-	352,375	283,352
Social charges on payroll	-	-	135,230	99,155
	-	-	487,605	382,507
Provisions for profit sharing	-	-	26,890	41,319
Meal assistance and education allow ance	-	-	38,966	33,339
Compensation - Voluntary termination Program/retirement	-	-	14,875	21,781
	-	-	568,336	478,946
(-) Transfers to construction in progress (a)	-	-	(60,412)	(62,900)
	-	-	507,924	416,046
Management
Wages and salaries	2,652	3,343	4,299	4,723
Social charges on payroll	914	893	1,310	1,100
Other expenses	949	-	1,123	-
	4,515	4,236	6,732	5,823
	4,515	4,236	514,656	421,869

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

Materials and Supplies

	Consolidated
	06.30.2012	06.30.2011
Fuel and vehicle parts	13,532	12,269
Materials for the electric system	6,588	12,390
Cafeteria supplies	3,893	4,448
IT equipment	2,045	671
Materials for civil construction	1,966	2,539
Expedient material	1,145	2,392
Clothing and uniforms	1,172	702
Other materials	3,499	4,096
	33,840	39,507

Services from third-parties

	Parent Company			Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Transmission grid	-	-	56,102	43,238
Meter reading and bill delivery	-	-	17,000	12,397
Authorized and registered agents	-	-	16,007	12,149
Data processing and transmission	-	-	11,830	11,776
Travel and Personnel training	336	174	14,018	13,044
Telephone services	-	-	12,486	9,188
Security	-	-	9,966	9,118
Civil maintenance services	-	-	11,299	5,562
Technical, scientific and administrative consulting	19	693	9,670	9,735
Upkeep of right of w ay areas	-	-	7,847	5,589
Services in "green areas"	-	-	5,375	4,459
Customer service	-	-	3,911	3,441
Vehicle maintenance and repairs	-	-	3,332	2,954
Auditing	1,291	964	2,252	1,536
Postal services	-	-	2,008	2,101
Cargo shipping	-	-	2,718	2,219
Telephone operator	-	-	1,242	1,786
Satellite communications	-	-	1,173	1,096
Other services	5	537	14,860	27,591
	1,651	2,368	203,096	178,979

Accruals and provisions

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Allow ance for doubtful accounts
Trade account receivable	-	-	(12,593)	15,204
Other receivables	-	-	309	73
	-	-	(12,284)	15,277

Provisions for losses on taxes recoverable	-	-	(3,729)	15,773

Reserve (reversals) for risks (Note 25)
Cofins	-	-	-	-
Tax	5,653	(9,123)	21,211	(19,888)
Labor	-	-	9,183	1,194
Employee benefits	-	-	23,109	10,262
Suppliers	-	-	1,253	1,710
Civil and administrative claims	7,553	1,935	25,834	15,704
Easement of necessity	-	-	808	(3,060)
Expropriation and equity	-		20,768	8,591
Customers	-	-	4,423	699
Environmental	-	-	26	-
Regulatory	-	-	214	38
	13,206	(7,188)	106,829	15,250
	13,206	(7,188)	90,816	46,300

Cost of construction

The table below shows the balances of the cost of construction allocated to the respective types of expenditure:

		Consolidated
	06.30.2012	06.30.2011
Materials and supplies	118,763	156,802
Third-party services	77,389	82,800
Personnel and management	35,953	29,031
Other	12,730	6,937
	244,835	275,570

Other operating costs and expenses

		Consolidated
	06.30.2012	06.30.2011
Financial compensation for use of w ater resources	44,298	61,323
Indemnities	18,050	19,583
Taxes	16,667	10,713
ANEEL inspection fee	10,621	9,406
Leases and rents	11,605	8,416
Provision for losses - receivables related to concession	7,280	2,302
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	4,231	315
Insurance	3,731	3,673
Ow n pow er consumption	3,686	3,647
Advertising	3,512	2,406
Losses in the decommissioning and disposal of assets	1,277	35,338
Recovery of costs and expenses	(21,232)	(21,106)
Other costs and expenses, net	13,153	8,549
	116,879	144,565

29  Financial Income (Expenses)

	Parent Company		Consolidated
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Financial income
Penalties on overdue bills	-	-	68,909	32,544
Monetary variation of receivables related to concession	-	-	60,503	59,437
Return on financial investments held for trading	828	2,796	48,955	114,594
Return on financial investments held for sale	7	-	8,672	-
Return on financial investments held until maturity	-	-	109	2,440
Monetary variation of CRC transfer (Note 6)	-	-	46,002	37,778
Return on CRC transfer (Note 6)	-	-	43,031	42,907
Interest on prepaid taxes	4,888	5,165	13,859	8,079
Multas	-	-	7,486	7,191
Interest and commissions on loan agreements	52,876	52,148	-	-
Other financial income	18	829	1,577	3,509
	58,617	60,938	299,103	308,479
(-) Financial expenses
Fair value update of accounts receivable related to concession (Note 7.2)	-	-	194,985	-
Debt charges	46,175	53,790	66,789	68,739
Monetary variation of payables related to concession - use of public property	-	-	36,352	37,107
Interest on R&D and EEP	-	-	8,257	8,868
Monetary and exchange variations	6	1	7,642	8,588
PIS/Pasep and Cofins tax of interests on ow n capital	802	755	1,710	1,603
IOF tax	14	-	1,216	6,705
Interest on tax installments	492	5,254	662	6,054
Other financial expenses	897	12,262	5,877	23,676
	48,386	72,062	323,490	161,340
	10,231	(11,124)	(24,387)	147,139

The costs of loans and financing capitalized during the year of 2012 amounted to R$ 35,593, at an average rate of 5.53% p.a.

30  Operating Segments

Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended June 30, 2012 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the six-month period ended June 30, 2012.

The Group’s reporting segments are:

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira, Cutia, Integração Maranhense, Matrinchã and Guaraciaba;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in Note 2 and record transactions between segments as transactions with third-parties, i.e., at current market prices.

Assets per reporting segment

ASSETS 06.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
ASSETS	10,450,246	7,687,142	370,353	284,809	14,047,371	(13,300,996)	19,538,925
CURRENT ASSETS	1,160,375	2,013,280	47,662	84,541	1,070,038	(963,788)	3,412,108
Cash and cash equivalents	131,837	445,419	9,557	43,174	43,778	-	673,765
Financial investments - securities and bonds	422,281	22,454	-	-	171	-	444,906
Restricted Financial investments
collaterals and escrow accounts	1,803	10,961	-	688	-	-	13,452
Trade accounts receivable	368,934	1,123,550	19,512	38,183	-	(59,255)	1,490,924
Dividends to receive	-	-	-	-	912,385	(904,043)	8,342
CRC tranferred to State Government of Paraná	-	69,258	-	-	-	-	69,258
Receivable related to concession	99,077	-	-	-	-	-	99,077
Other receivables	99,552	96,660	2,277	549	357	(490)	198,905
Inventories	25,495	77,554	8,986	1,345	-	-	113,380
Income tax and social contribution	5,712	94,472	4,129	-	113,336	-	217,649
Other current recoverable taxes	4,866	60,932	3,120	420	11	-	69,349
Prepaid expenses	818	12,020	81	182	-	-	13,101
NONCURRENT ASSETS	9,289,871	5,673,862	322,691	200,268	12,977,333	(12,337,208)	16,126,817
Long term assets	1,432,269	4,383,872	18,062	21,654	1,596,422	(1,147,669)	6,304,610
Financial investments - securities and bonds	64,342	30,116	-	-	-	-	94,458
Restricted Financial investments	30,105	42,510	-	-	-	-	72,615
Trade accounts receivable	-	34,980	89	7,900	-	(7,900)	35,069
CRC tranferred to State Government of Paraná	-	1,290,803	-	-	-	-	1,290,803
Judicial deposits	22,243	256,330	1,024	301	271,927	-	551,825
Receivable related to concession	1,085,095	2,243,893	-	-	-	-	3,328,988
Advances to suppliers	-	-	-	13,036	-	-	13,036
Other noncurrent receivables	5,684	3,220	-	-	-	-	8,904
Income tax and social contribution	19,576	-	-	-	-	-	19,576
Other noncurrent recoverable taxes	5,145	62,403	8,518	-	-	-	76,066
Deferred Income tax and social contribution	200,079	419,617	8,431	225	172,299	-	800,651
Prepaid expenses	-	-	-	192	-	12,427	12,619
Receivable from other related parties	-	-	-	-	1,152,196	(1,152,196)	-
Investments	406,851	4,012	-	-	11,380,911	(11,213,260)	578,514
Property, plant and equipment, net	7,192,602	-	287,809	-	-	-	7,480,411
Intangible assets	258,149	1,285,978	16,820	178,614	-	23,721	1,763,282

Liabilities per reporting segment

LIABILITIES 06.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	10,450,246	7,687,142	370,353	284,809	14,047,371	(13,300,996)	19,538,925
CURRENT LIABILITIES	1,002,494	1,645,596	26,511	59,831	138,252	(967,059)	1,905,625
Payroll and labor provisions	53,196	141,786	13,240	4,162	252	-	212,636
Suppliers	190,231	577,370	7,962	52,143	1,329	(59,618)	769,417
Income tax and social contribution	137,946	-	774	2,212	-	-	140,932
Other taxes	20,340	201,331	3,447	1,212	3,219	(110)	229,439
Loans and financing	54,347	20,445	-	-	34,440	(3,288)	105,944
Dividends payable	435,840	457,063	-	-	98,465	(904,043)	87,325
Post employment benefits	5,966	15,444	770	-	-	-	22,180
Customer charges payable	6,044	56,699	-	-	-	-	62,743
Research and development and energy efficiency	15,778	108,672	-	-	-	-	124,450
Payable related to concession - use of public property	45,261	-	-	-	-	-	45,261
Other accounts payable	37,545	66,786	318	102	547	-	105,298
NON CURRENT LIABILITIES	2,607,569	2,359,526	65,063	6,709	1,312,173	(1,201,308)	5,149,732
Associated and subsidiary companies	276,504	814,487	45,643	-	-	(1,136,634)	-
Suppliers	92,739	-	-	-	-	(7,900)	84,839
Deferred Income tax and social contribution	821,356	16,870	-	4,477	33,091	-	875,794
Loans and financing	473,733	739,933	-	-	970,521	(56,774)	2,127,413
Post employment benefits	124,656	312,608	18,975	1,205	-	-	457,444
Research and development and energy efficiency	40,545	84,201	-	-	-	-	124,746
Payable related to concession - use of public property	386,032	-	-	-	-	-	386,032
Other accounts payable	217	-	-	-	-	-	217
Provisions for legal claims	391,787	391,427	445	1,027	308,561	-	1,093,247
EQUITY	6,840,183	3,682,020	278,779	218,269	12,596,946	(11,132,629)	12,483,568
Capital	4,260,278	2,624,841	194,755	135,943	7,023,368	(7,329,185)	6,910,000
Equity valuation adjustments	1,389,959	(7)	-	-	1,401,936	(1,393,610)	1,398,278
Legal reserve	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	600,434	883,575	62,685	43,851	2,838,551	(1,813,060)	2,616,036
Unrealized income reserve	-	-	-	10,428	212,087	-	222,515
Accumulated income (losses)	376,625	38,317	16,033	11,789	568,270	(466,342)	544,692
Attributable to non controlling interest						255,860	255,860

Statement of income per reporting segment

STATEMENT OF INCOME 06.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
Gross profit	1,246,447	2,785,612	84,010	165,905	-	(225,866)	4,056,108
Operational expenses	(632,283)	(2,722,964)	(62,140)	(150,223)	(26,556)	225,479	(3,368,687)
Electricity purchased for resale	(53,293)	(1,409,526)	-	-	-	147,397	(1,315,422)
Charges for the use of the pow ergrid	(115,975)	(300,604)	-	-	-	51,079	(365,500)
Personnel and management	(126,503)	(344,837)	(30,199)	(8,584)	(4,533)	-	(514,656)
Pension and healthcare plans	(20,070)	(55,028)	(3,954)	(613)	(267)	-	(79,932)
Materials and supplies	(8,831)	(23,201)	(961)	(836)	(11)	-	(33,840)
Raw materials and supplies for generation	(10,698)	-	-	-	-	-	(10,698)
Natural gas and supplies for gas business	-	-	-	(116,294)	-	-	(116,294)
Third party services	(52,890)	(159,313)	(8,476)	(6,894)	(1,906)	26,383	(203,096)
Depreciation and amortization	(161,141)	(94,900)	(13,170)	(6,767)	(741)	-	(276,719)
Provisions and reversals	7,523	(83,900)	(524)	(709)	(13,206)	-	(90,816)
Construction cost	(25,178)	(211,202)	-	(8,455)	-	-	(244,835)
Other operating costs and expenses	(65,227)	(40,453)	(4,856)	(1,071)	(5,892)	620	(116,879)
EQUITY IN RESULTS SUBSIDIARIES	6,467	-	-	-	509,461	(479,416)	36,512
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	620,631	62,648	21,870	15,682	482,905	(479,803)	723,933
Financial income (expenses)	(30,513)	(7,896)	1,683	2,629	9,323	387	(24,387)
OPERATING INCOME (LOSSES)	590,118	54,752	23,553	18,311	492,228	(479,416)	699,546
Income tax and social contribution	(202,431)	(82,016)	(7,640)	(7,387)	-	-	(299,474)
Deferred income tax and social contribution	6,736	65,581	120	865	31,312	-	104,614
NET INCOME (LOSSES) FOR THE YEAR	394,423	38,317	16,033	11,789	523,540	(479,416)	504,686

31  Operating Lease Agreements

The Group as a lessee

		Consolidated
Lease and rental costs and expenses	06.30.2012	06.30.2011
Real estate	9,923	7,820
Photocopiers	671	758
Others	1,628	514
(-) Pis and Cofins tax credits	(617)	(676)
	11,605	8,416

Copel’s estimate for expenses for the next fiscal years is basically the same as 2011, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 9,923 spent in rental properties, R$ 4,981 refer to the rental of the Km 3 Center facilities, signed by Copel and the Fundação Copel, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancelable.

The Group as a lessor

		Consolidated
Lease and rental income	06.30.2012	06.30.2011
Equipment and facilities	33,056	26,917
Araucária Thermal Pow er Plant	40,627	16,423
Real estate	404	417
Facilities sharing	418	392
	74,505	44,149

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancelable.

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law nº 9,472, dated July 16, 1997 (General Telecommunications Law), to Aneel/ ANATEL/ ANP Joint Resolution nº 001, dated November 24, 1999, and to Aneel Resolution nº 581, dated October 29, 2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2012, subject to early termination should UEG Araucária successfully participate at Aneel - sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

32    Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Accounts Receivable Related to Concession, Accounts Payable Related to Concession, Loans and Financing, Debentures, and Suppliers.

The Company holds mechanisms aiming to manage risk in the corporate areas and the company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activites are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

Fair value and rating level for assessment of fair value of financial instruments

Consolidated	Level	Accounting value
		06.30.2012	12.31.2011
Financial assets
Cash and cash equivalent (Note 3)	-	673,765	1,049,125
Trade accounts receivable (Note 5)	-	1,403,936	1,275,282
Accounts receivable from government entities (Note 5)	-	122,057	125,536
CRC transferred to state of Paraná (Note 6)	-	1,360,061	1,346,460
Securities and bonds (NE nº 4.1)	1	362,612	438,310
Securities and bonds (NE nº 4.1)	2	176,752	206,298
Collaterals and escrow accounts (Note 4)	-	86,067	40,221
Receivable related to concession (Note7)	3	3,428,065	3,317,100
Other investments (Note 14)	1	19,135	17,714

Financial liabilities
Loans and financing (Note 19)	-	2,233,357	2,174,472
Derivatives	1	13	39
Payable related to concession - use of public property (Note 23)	-	431,293	415,098
Eletrobras - Itaipu	-	108,021	76,533
Petrobras - Compagas	-	51,248	40,698
Other suppliers	-	694,987	738,684

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

Fair value are calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

32.1.1     Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,545,750 as of June 30, 2012. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 4.3% p.a. plus the IPCA inflation index.

Bonds and Securities have fair values of R$ 539,365 as of June 30, 2012. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

Collaterals and escrow accounts have fair values of R$ 70,159 as of June 30, 2012. The fair values have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,545,750 as of June 30, 2012. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 4.3% p.a. plus the IPCA inflation index.

Bonds and Securities have fair values of R$ 539,365 as of June 30, 2012. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

Collaterals and escrow accounts have fair values of R$ 70,159 as of June 30, 2012. The fair values have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

32.1.2     Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company's loans and financing have fair value of R$ 2,067,400 as of June 30, 2012. The fair value was calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts payable related to concession - use of public asset have fair value of R$ 537,748 as of June 30, 2012, calculated based on the rate of return for the last project auctioned by Aneel and won by the Company.

32.1.3     Derivative Financial Assets and Liabilities

The derivative financial asset - DI Adjustment Future - Asset comprises the account Securities and has a fair value of R$ 16 as of June 30, 2012 (R$ 1 as of December 31, 2011), classified under financial instruments held for trading.

The other obligations - DI Adjustment Future - Liability derivatives have a fair value of R$ 13 at June 30, 2012 (R$ 39 as of December 31, 2011) and are classified under financial instruments held for trading.

The derivative financial asset - exclusive funds - Asset comprises the account Securities and has a fair value of R$ 4,152 as of June 30, 2012, classified under financial instruments held for trading.

32.1.4     Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession.

The detailed breakdown of receivables related to concession is featured in note 7, as detailed below:

•         A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments;

•         Criteria for identification and measurement; and

•         Assumptions adopted by Company management to restate the recoverable amount.

Financial instruments by category

Consolidated		Book value
	06.30.2012	12.31.2011
Financial assets
Held for trading
Cash equivalents - open market investments	601,742	1,014,044
Bonds and securities	149,916	60,022
Loans and receivables
Cash and cash equivalent	72,023	35,081
Customers, concessionaires and permission holder	1,403,936	1,275,282
Accounts receivable from government entities	122,057	125,536
CRC transferred to state of Paraná	1,360,061	1,346,460
Receivables related to concession	1,184,172	1,091,897
Collaterals and escrow accounts	86,067	40,221
Available for sale
Receivables related to concession	2,243,893	2,225,203
Securities	377,718	567,429
Other investments	19,135	17,714
Held to maturity
Securities	11,730	17,157

Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	13	39
Other financial liabilities
Loans and financing	2,233,357	2,174,472
Payable related to concession - use of public property	431,293	415,098
Eletrobras - Itaipu	108,021	76,533
Petrobras - Compagas	51,248	40,698
Other suppliers	694,987	738,684

Summary of bonds and securities held to maturity

Consolidated						Fair value		Net book value

Description	Rate p.y.	Issue date	Maturity	Type	06.30.2012	12.31.2011	06.30.2012	12.31.2011
LFT	SELIC	07.14.2009	03.07.2012	Amortized cost	-	5,919	-	5,920
LF CAIXA		11.03.2011	11.07.2013	Amortized cost	5,335	5,089	5,335	5,089
LF CAIXA		11.07.2011	11.08.2013	Amortized cost	6,396	6,101	6,396	6,101

Risk Factors

32.1.5     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

Consolidated		Book value
	06.30.2012	12.31.2011
Financial Assets
Cash and equivalents - (a)	673,765	1,049,125
Financial investments - bonds and securities (a)	539,364	644,608
Financial restricted investments - securities and deposits Linked (a)	86,067	40,221
Customers (b)	1,525,993	1,400,818
CRC transferred to the State of Paraná (c)	1,360,061	1,346,460
Receivables related to concession (d)	3,428,065	3,317,100
Total	7,613,315	7,798,332

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, consumers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting consumer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as annual permitted revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, (Aneel) for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

32.1.6     Foreign currency risk (US Dolar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency (US dollar) risk is shown below:

	Asset	Liability	Net exposure
			06.30.2012
Collaterals and escrow accounts (STN)	42,511	-	42,511
Loans and financing	-	(60,076)	(60,076)
Suppliers
Eletrobrás (Itaipu)	-	(108,021)	(108,021)
Petrobras (acquisiton of gas by Compagas)	-	(51,248)	(51,248)
	42,511	(219,345)	(176,834)

Sensitivity analisys

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2012 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 1.95) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of June 29, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

Foreign currency risks	Risk	Baseline 06.30.2012	Projected scenarios - Dec.2012
			Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts	USD appreciation	42,511	41,011	51,264	61,517
		42,511	41,011	51,264	61,517
Financial liabilities
Loans and financing
STN	USD appreciation	60,062	57,943	72,429	86,915
Eletrobrás	USD appreciation	14	14	17	20
		60,076	57,957	72,446	86,935
Suppliers
Eletrobrás (Itaipu)	USD appreciation	108,021	104,211	130,263	156,316
Petrobras (acquisiton of gas by Compagas)	USD appreciation	51,248	49,440	61,800	74,160
		159,269	153,651	192,063	230,476
Net exposure		(176,834)	(170,597)	(213,245)	(255,894)
Expected effect in the result			6,237	(36,411)	(79,060)

In addition to the sensitivity analysis required by CVM Resolution nº 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

32.1.7     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (32.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

	Asset	Liability	Net exposure
			06.30.2012
Financial investments - cash equivalents	601,742	-	601,742
Financial investments - bonds and securities	582,920	-	582,920
CRC transferred to the State of Paraná	1,360,061	-	1,360,061
Receivables related to concession	3,428,065	-	3,428,065
Loans and financing	-	(2,173,281)	(2,173,281)
	5,972,788	(2,173,281)	3,799,507

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of June 30, 2012 and the likely scenario takes into account the indicators (CDI/Selic of 7.50%, IGP-DI of 5.94%, IGP-M of 5.87% e TJLP of 5.50%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of June 29, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

Operation	Risk	Baseline 06.30.2012	Forecast scenarios - Dec.2012
			Probable	Adverse	Remote
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	601,742	623,841	618,391	612,892
Financial investments - collaterals and
bonds and securities	Low CDI/SELIC	582,920	604,324	599,045	593,717
CRC transferred to the State of Paraná	Low IGP-DI	1,360,061	1,390,786	1,371,291	1,351,796
Receivables related to concession	Low IGP-M	3,428,065	3,517,180	3,468,427	3,419,674
		5,972,788	6,136,131	6,057,154	5,978,079
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,524,050	1,580,169	1,593,890	1,607,493
Eletrobrás - Finel	High IGP-M	134,251	134,967	135,358	135,750
Eletrobrás - RGR	No Risk (1)	121,152	121,152	121,152	121,152
Finep	High TJLP	4,892	5,025	5,057	5,090
BNDES – Copel Geração e Transmissão	High TJLP	216,567	222,443	223,888	225,323
Banco do Brasil – Transfer BNDES funds	High TJLP	172,369	177,046	178,196	179,338
		2,173,281	2,240,802	2,257,541	2,274,146
Net exposure		3,799,507	3,895,329	3,799,613	3,703,933
Expected effect in the result			95,822	106	(95,574)
(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution nº 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

32.1.8     Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of June 30, 2012 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

32.1.9     Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

32.1.10  Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2011, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon  2011/2015,  and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth, retaining the timetables programmed in PEN 2011, average annual growth in the electricity load of up to 8 % p.a., approximately 78 GWmed in 2015 can be tolerated, compared to the 5% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2013, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

32.1.11  Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of Aneel. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Pow er Plants
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	12.10.2025
Mourão	07.07.2015
Derivação do Rio Jordão	15.11.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I	07.07.2015
Rio dos Patos (b)	02.14.2014
Cavernoso	01.07.2031
Cavernoso II (under construction)	02.27.2046
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá (51% of Copel) - under construction	07.02.2042
Colíder (under construction)	01.16.2046
Thermal Power Plant
Figueira	03.26.2019
Transmission concessions
Contract 060/01 - Transmission system	07.07.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.05.2040
Contract 015/10 - Sub-station Cerquilho III	10.05.2040
Concession - Copel Distribuição	07.07.2015
Concession - Compagas	07.06.2024
Concession - Elejor	10.24.2036
Authorization - UEG Araucária	12.22.2029
Authorization - Centrais Eólicas do Paraná	09.28.2029

(a) In progress for homologation from ANEEL
(b) Sent on January27, 2011 requesting extension of concession (art.19 of law 9,074/95)
(c) at plants with capacityof less than 1 MW, onlyregister with ANEEL

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

32.1.12  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

32.1.13  Derivative financial instruments

Copel Geração e Transmissão

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
Derivative Financial Instruments	06.30.2012	12.31.2011
Future DI Daily Adjustments - assets	16	1
Future DI Daily Adjustments - liabilities	(13)	(39)
Current portion	3	(38)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the six-month period ended June 30, 2012, the result of operations with derivative financial instruments on the futures market was a loss of R$ 3,495 (loss of R$ 2,726 on 2011).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as on June 30, 2012 corresponded to R$ 115,716 (R$ 88,135 as of December 31, 2011).

On June 30, 2012, a share of the Company’s federal bonds in the amount of R$ 6,211 (R$ 5,930 as of December 31, 2011), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution nº 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of June 30, 2012 and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2013.

Risk of derivative	Risk	Baseline 06.30.2012	Forecast scenarios - December 2012
			Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - assets	Increase in DI rate	16	(118)	(770)	(1,427)
Derivatives - liabilities	Decrease in DI rate	(13)	(148)	(541)	(936)
		3	(266)	(1,311)	(2,363)
Expected effect in the result			(269)	(1,314)	(2,366)

UEG Araucária

The exclusive funds portfolio of the subsidiary UEG Araucária contains asset derivatives of R$ 4,152.

The sensitivity analysis was conducted based on the expected yield and losses, considering the risk of a possible contribution in the event of share devaluation, including a scenario considered probable by Company Management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables.

Risk of derivative	Baseline 06.30.2012	Forecast scenarios - December 2012
		Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - assets	4,152	955	1,038	2,076

Expected effect in the result		955	1,038	2,076

Indebtedness index

Debt	Parent Company			Consolidated
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
Debt - loans and financing	1,004,961	1,009,924	2,233,357	2,174,472
Cash and cash equivalents and financial investments	39,017	27,922	1,132,123	1,633,812
Net indebtedness	965,944	982,002	1,101,234	540,660
Shareholder's	12,227,708	11,826,694	12,483,568	12,069,528
Net indebtedness ratio	7.90%	8.30%	8.82%	4.48%

Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

Liquidity and interest table

The tables below denote the expected settlement amounts for each time range. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by the central bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2013 were used from 2014 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets			Consolidated
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
06.30.2012
Cash and cash equivalent	-	673,765	-	-	-	-	673,765
Derivatives	Future DI	16	-	-	-	-	16
Customers	0.75%	51,434	3,165	45,298	10,744	3,141	113,782
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	12,572	25,144	118,044	708,363	1,848,833	2,712,956
Bonds and securities + exclusive funds	99.9% do CDI	258,204	-	22,649	327,308	-	608,161
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	108,213	108,213
Receivables related to concession	WACC+Rate of return(2)	32,885	65,942	305,519	5,289,980	2,142,532	7,836,858
		1,028,876	94,251	491,510	6,336,395	4,102,719	12,053,751
12.31.2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6.65% p.y. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities + exclusive funds	99.9% do CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Rate of return(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361

(1) Effective interest rate - w eighted average
(2) WACC regulatory + rate of return from enterprise
(3) National currency TR; Foreign currency: see Note 19

Liabilities			Consolidated
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than 5
		1 month	month	to 1 year	years	years	Total
06.30.2012
Loans and financing	Note 19	21,145	38,802	134,396	2,262,659	125,538	2,582,540
Derivatives	Future DI	13	-	-	-	-	13
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,670	7,481	35,581	215,970	2,015,386	2,278,088
Eletrobrás - Itaipu	Dolar	-	89,214	394,925	2,630,236	6,137,514	9,251,889
Petrobras - Compagas	100% of CDI	4,613	9,327	43,517	112,912	-	170,369
Other suppliers	-	739,072	120,643	3,267	34,407	-	897,389
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	575,610	2,484,016	9,745,824	45,866,987	58,672,437
		796,998	898,046	3,352,063	16,283,677	56,254,975	77,585,759
12.31.2011
Loans and financing	Note 19	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	Future DI	39	-	-	-	-	39
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobrás - Itaipu	Dolar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.17%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
(1) Effective interest rate - weighted average

33  Related Party Transactions

Parent Company

					Parent company
Related parties / Nature of operation	Assets		Liabilities			Results
	06.30.2012	12.31.2011	06.30.2012	12.31.2011	06.30.2012	06.30.2011
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	54,855	57,855	-	-
BNDESPAR (4)
Dividends payable (1)	-	-	-	46,473	-	-
Key management personnel
Fees and related charges (Note 28.3)	-	-	-	-	(4,515)	(4,236)
Pension plans and health care	-	-	-	-	(267)	(133)

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of June 30, 2012, the outstanding debt was R$ 18,363 and R$ 10,806, respectively.

Consolidated

	Consolidated
Related parties / Nature of operation	Assets		Liabilities		Results
	06.30.2012	12.31.2011	06.30.2012	12.31.2011	06.30.2012	06.30.2011
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	54,855	57,855	-	-
"Luz Fraterna" program (2)	50,956	38,763	-	-	-	-
Remuneration and employ. social security charges assigned (3)	1,685	2,062	-	-	-	-
CRC (Note 6)	1,360,061	1,346,460	-	-	89,033	80,685
ICMS (Note 10.3)	106,003	117,011	188,732	193,960	-	-
BNDES (4)
Financing for investment in the gas net (Note 19.4)	-	-	-	48	-	(203)
Financing HPP Mauá and system for
associated transmission (Note 19.6)	-	-	172,237	172,237	(6,721)	(5,142)
Financing Transmission Line betw een SEs Foz do Iguaçu and Cascavel Oeste
Foz do Iguaçu and Cascavel Oeste (Note 19.6)	-	-	44,330	-	(952)	-
BNDESPAR (4)
Dividends payable (1)	-	-	-	46,473	-	-
Associated companies
Dona Francisca Energética
Purchase of energy (5)	-	-	5,418	5,600	(32,876)	(31,015)
Dividends receivable by Copel (Note 13)	-	2,303	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings (Note 13)	8,342	15,603	-	-	-	-
Foz do Chopim Energética Ltda.
Operation and maintenance (6)	130	131	-	-	779	484
Sercomtel S.A. Telecomunicações
Sharing poles (7)	179	169	-	-	1,066	1,016
Key management personnel
Fees and related charges (Note 28.3)	-	-	-	-	(6,732)	(5,823)
Pension plans and health care (Note 20)	-	-	-	-	(286)	(323)
Other related parties
Petrobras
Rental plant UTE Araucária (Note 31.2)	3,714	2,730	-	-	40,627	16,423
Supply and transport of gas (8)	317	283	-	-	8,277	2,635
Acquisition of gas for resale (8)	-	-	51,248	40,698	(116,218)	(78,038)
Advances to suppliers (8)	13,036	11,982	-	-	-	-
Dividends payable (8)	-	-	-	1,887	-	-
Mitsui Gás e Energia do Brasil Ltda. (9)
Dividends payable	-	-	-	1,887	-	-
Remuneration and employ. social security charges assigned (4)	-	-	-	27	-	-
Paineira Participações S.A. (10)
Dividends payable	-	-	-	1,110	-	-
Fundação Copel
Rental of administrative real estate	-	-	-	-	(5,235)	(4,389)
Private pension and health plans (Note 20)	-	-	479,624	468,875	-	-
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (11)
Services rendered and research and development	14,006	15,400	684	371	(1,483)	(4,265)

The amounts resulting from the operating activies of Copel Distribuição involving related parties are billed at the rates approved by Aneel, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)        In 2011, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 124,872, e R$ 100,309, the Company made advance payments during 2011, of R$ 67,017 e R$ 53,836, respectively. The amount due to BNDESPAR was fully repaid on May 29, 2012. The amount due to the State of Paraná, was paid a share of R$ 3,000 on May 30, 2012, resulting in a balance to pay of R$ 54,855.

2)      The Luz Fraterna Program, created under Law nº 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

3)      Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 1,190 in connection as of June 30, 2012 and the amount of R$ 1,190 as of December 31, 2011.

4)      BNDESPAR holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares) and the shareholders' agreement, has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly owned subsidiary of BNDES, with which the Company has financing agreements described in Note 19.

5)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

6)      Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

7)      Light Post sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.

8)      Petrobras holds a 24.5% of the share capital of Compagas. Petrobras Distribuidora SA - BR and Petrobras Gás S.A. - Gaspetro maintained relationships with Compagas.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of June 30, 2012 in the next fiscal years.

9)      Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital.

10)   Paineira Participações S.A. holds 30% of Elejor share capital.

11)   The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law nº 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

34  Insurance

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 35 of the Annual Financial Statements as of December 31, 2011.

35  Compensation Account for “Part A”

As a result of adopting international accounting Standards, the Company no longer registers regulatory assets and liabilities, and reversed the existing balances.

These assets and liabilities continue to be registered in the regulatory records, introduced by Aneel Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,296, of June 19, 2012, to adjust its supply tariffs as from June 24, 2012, by an average rate of -0.81%, with -0.11% that refers to the tariff adjustment index and -0.70% for the pertinent financial components, of which, CVA, represents a total of R$ (41,622), consisting of 2 parts : CVA being processed, for the tariff year 2011-2012, for the amount of R$ (42,525), and the balance to compensate for CVA from prior years for the amount of R$ 903.

If the regulatory assets and liabilities had been registered, the Company would have reported the following balances in its quarterly information:

Composition of balances for CVA

Consolidated		Current assets		Noncurrent assets
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
CVA recoverable tariff adjustment 2011
CCC	-	6,588	-	-
CDE	-	4,023	-	-
Transport of energy purchased (Itaipu)	-	1,111	-	-
	-	11,722	-	-
CVA recoverable tariff adjustment 2012
CCC	-	75	-	75
Charges for use of transmission system (basic grid)	28,363	18,081	-	18,081
CDE	11,711	3,074	-	3,074
Proinfa	11,131	-	-	-
Transport of energy purchased (Itaipu)	2,712	1,106	-	1,106
	53,917	22,336	-	22,336
CVA recoverable tariff adjustment 2013
CCC	-	-	3,158	-
Charges for use of transmission system (basic grid)	-	-	21,328	-
Transport of energy purchased (Itaipu)	-	-	1,604	-
ESS			14,769	-
CDE	-	-	5,997	-
Proinfa	-	-	1,722	-
Energy purchased for resale (CVA Energ)	-	-	8,852	-
Transport of energy purchased (Itaipu)	-	-	728	-
	-	-	58,158	-
	53,917	34,058	58,158	22,336

Consolidated		Current liabilities		Noncurrent liabilities
	06.30.2012	12.31.2011	06.30.2012	12.31.2011
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	-	4,235	-	-
Energy purchased for resale (Itaipu)	-	10,414	-	-
ESS	-	12,896	-	-
Proinfa	-	649	-	-
Energy purchased for resale (CVA Energ)	-	23,828	-	-
	-	52,022	-	-
CVA compensable tariff adjustment 2012
CCC	727	-	-	-
Energy purchased for resale (Itaipu)	35,743	17,273	-	17,273
ESS	37,963	16,696	-	16,696
Proinfa	-	166	-	166
Energy purchased for resale (CVA Energ)	19,357	27,350	-	27,350
	93,790	61,485	-	61,485
	93,790	113,507	-	61,485

Changes in CVA

	Balance as of 01.01.2012	Differ.	Amortiz.	Correction	Transf.	Balance as of 06.30.2012
Assets
CCC	6,738	2,976	(6,958)	402	-	3,158
Charges for use of transmission system (basic grid)	36,162	14,453	-	(924)	-	49,691
Transport of energy purchased (Itaipu)	-	1,634	-	(30)	-	1,604
ESS	-	14,736	-	33	-	14,769
CDE	10,171	11,864	(4,267)	(60)	-	17,708
Proinfa	-	12,829	-	24	-	12,853
Energy purchased for resale (CVA Energ)	-	8,732	-	120	-	8,852
Transport of energy purchased (Itaipu)	3,323	1,283	(1,179)	13	-	3,440
	56,394	68,507	(12,404)	(422)	-	112,075
Current	34,058	3,594	(12,404)	(1,089)	29,758	53,917
Noncurrent - NC	22,336	64,913	-	667	(29,758)	58,158
Liabilities
CCC	-	726	-	1	-	727
Charges for use of transmission system (basic grid)	4,235	-	(4,525)	290	-	-
Transport of energy purchased (Itaipu)	44,960	2,607	(11,086)	(738)	-	35,743
ESS	46,288	5,538	(13,646)	(217)	-	37,963
CDE	-	-	-	-	-	-
Proinfa	981	(316)	(695)	30	-	-
Energy purchased for resale (CVA Energ)	78,528	(33,215)	(25,285)	(671)	-	19,357
	174,992	(24,660)	(55,237)	(1,305)	-	93,790
Current	113,507	(35,347)	(55,237)	(2,557)	73,424	93,790
Noncurrent - NC	61,485	10,687	-	1,252	(73,424)	-

COMMENTS ON PERFORMANCE FOR THE PERIOD

(Amounts expressed in thousands of reais, except when stated otherwise)

36  Distribution

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of June 2012, the extension of the compact grids installed was 3,542 km (2,366 km at June 2011), the extension of the compact grids installed was 1,176 km in 12 months, a variation of 49.7%.

Isoleted Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of June 2012, the extent of the installed secondary isolated distribution grids was 8,240 km (6,957 km in June de 2011), representing an increase of 1,283 km in the previous 12 months, variation of 18.4%.

37  Energy Market

Market behavior - The energy generated by Copel during the first six months of 2012 was 8,326 GWh (12,693 GWh in the same period for 2011). The energy purchased from CCEAR (auctions) was 9,462 GWh (9,132 GWh in the same period for 2011) and from Itaipu it was 2,609 GWh (2,615 GWh in the same period for 2011), as demonstrated in the following flow chart:

Energy flow (GWh) (a) (b)	January to June de 2012

(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Electric Pow er Trade Chamber (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG -established in the contract).

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to	Variation
	June 2012	June 2011
Copel Distribuição
Captive market	11,671,271	11,222,911	4.0%
Industrial	3,750,040	3,673,765	2.1%
Residential	3,247,401	3,103,382	4.6%
Commercial	2,532,034	2,428,652	4.3%
Rural	1,049,178	964,801	8.7%
Others	1,092,618	1,052,311	3.8%
Concessionaries and permission holder	312,887	297,915	5.0%
CCEE (MCP)	17,099	168,954	-89.9%
Total Copel Distribuição	12,001,257	11,689,780	2.7%
Copel Geração e Transmissão
CCEAR (Copel Distribuição)	662,264	656,801	0.8%
CCEAR (other concessionaries)	6,799,062	6,972,444	-2.5%
Free customers	647,573	448,675	44.3%
Bi-lateral contracts	547,779	529,110	3.5%
CCEE(MCP)	44,520	25,324	75.8%
Sale MRE	1,705,290	4,234,605	-59.7%
Total Copel Geração e Transmissão	10,406,488	12,866,959	-19.1%
Total	22,407,745	24,556,739	-8.8%

P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
  CCEE(MCP): Electric Power Trade Chamber (Short term market)
  CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição – The captive market increased 4.0% and was responsible for the consumption of 11.671 GWh between January and June.

The Industrial class increased 2.1%, amounting to 3,750 GWh in the six months period ended June 30, 2012. This result was influenced by (i) the growth in industrial production in Paraná, particularly the publishing and printing, petroleum refining and alcohol, wood and food, and (ii) by increasing the number of consumers. At the end of June, this class represented 32.1% of Copel’s captive market 83,186 customers attended.

Consumption by the residential class was of 3,247 GWh, registering growth of 4.6%, due to the continued movement of credit expansion and income. By the end of June, 2012, this class represented 27.8% of consumption of Copel’s captive market, with 3,135,696 residential customers.

The commercial class consumed 2,532 GWh, representing an increase of 4.3%, influenced by the growth of retail sales in the concession area. At the end of June, 2012, this class represented 21.7% of consumption of Copel’s captive market, with 323,493 customers attended.

The rural class consumed 1.049 GWh registering an increase of 8.7%, due mainly to the increase in exports of agribusiness. At the end of June, 2012, this class represented 9.0% of consumption of Copel’s captive market, with 376.473 customers attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 1.093 GWh, an increase of 3.8%. At the end of June, 2012, these classes represented 9.4% of consumption by Copel’s captive market, with 52.585 customers.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in June 2012 was 3,971,447, representing an increase of 4.2% compared to the same month in 2011.

Class			Customers
	June 2012	June 2011	Variation
Industrial	83,186	73,629	13.0%
Residential	3,135,696	3,008,656	4.2%
Commercial	323,493	320,777	0.8%
Rural	376,473	359,548	4.7%
Others	52,585	50,390	4.4%
Total Captive	3,971,433	3,813,000	4.2%
Free customers - Copel Geração e Transmissão	14	8	75.0%
Total	3,971,447	3,813,008	4.2%

38  Administration

Number of employees – At the end of June, 2012, Copel ended with a total of 9,540 employees distributed between the Company’s wholly owned subsidiaries and 150 employees distributed between companies controlled by Copel, as follows:

		Employees
	June 2012	June 2011
Wholly ow ned subsidiaries
Copel Geração e Transmissão	1,865	1,791
Copel Distribuição	7,181	6,759
Copel Telecomunicações	494	526
	9,540	9,076
Subsidiaries
Compagas	133	125
Elejor	7	6
UEG Araucária	10	9
	150	140

39  Market relations

From January to June 2012, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 97% and 100%, respectively, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of June 2012, the market value of Copel, considering quotations from all of the markets, was R$ 11,237. Of the 67 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.6% and with a Beta index of 0.4. In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.6%. Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 1.0%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 38.40 the preference shares at R$ 44.20, recording positive variations de 16.3% e 13.6%, respectively. During the same period the IBOVESPA reported a negative variation of 4.2%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 21.68 with variation 3.3%. During the same period the DOW JONES index reported a positive variation of 5.4%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 100% of the floors, closing the quarter quoted at € 17.14 representing a positive variation of 5.8%. During the same period the LABITEX All Shares reported a negative variation of 6.6%.

The following table summarizes the behavior of Copel's shares in the first half of 2012:

Share performance - January to June 2012	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	3,119	26	319,572	2,577
Quantity	2,177,200	18,143	73,152,400	589,939
Volume (R$ thousand)	76,509	638	3,094,535	24,956
Presence on ex changes	120	97%	124	100%
Nyse
Quantity	15,834	586	69,431,965	555,456
Volume (US$ thousand)	293	11	1,587,061	12,696
Presence on ex changes	27	22%	125	100%
Latibex
Quantity	-	-	114,331	930
Volume (€ thousand)	-	-	1,857	15
Presence on ex changes	-	-	123	100%

40  Tariffs

Energy Supplies

In June 2012, the average tariff for energy supply was R$ 243.19 /MWh representing an increase of 0.1% compared to June of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	June 2012	June 2011	Variation
Industrial (b)	207.23	219.64	-5.7%
Residential	299.82	290.58	3.2%
Commercial	269.56	264.06	2.1%
Rural	177.51	172.97	2.6%
Outhers	208.29	203.66	2.3%
	243.19	242.99	0.1%

(a) Without ICMS

(b) Does not inclued free customers

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy			R$/MWh
	June 2012	June 2011	Variation
Itaipu	113.36	85.95	31.9%
Auction - CCEAR 2005-2012	80.51	75.84	6.2%
Auction - CCEAR 2006-2013	94.39	88.84	6.2%
Auction - CCEAR 2007-2014	107.53	101.62	5.8%
Auction - CCEAR 2007-2014 (A-1)	134.32	126.37	6.3%
Auction - CCEAR 2008-2015	113.55	106.94	6.2%
Auction - CCEAR 2008-H30	141.36	133.00	6.3%
Auction - CCEAR 2008-T15 (a)	174.92	164.75	6.2%
Auction - CCEAR 2009-2016	126.51	118.67	6.6%
Auction - CCEAR 2009-H30	151.14	142.19	6.3%
Auction - CCEAR 2009-T15 (a)	170.95	161.02	6.2%
Auction – CCEAR 2010 – H30	151.52	142.72	6.2%
Auction – CCEAR 2010 – T15 (a)	161.10	151.74	6.2%
Auction – CCEAR 2011 – H30	156.20	147.12	6.2%
Auction – CCEAR 2011 – T15 (3rd new pow er auction)	177.63	167.31	6.2%
Auction – CCEAR 2011 – T15 (6td new pow er auction)	150.48	141.74	6.2%
Auction – CCEAR 2012 – T15 (5td new pow er auction)	159.35	-	-
Leilão – 11º de ajuste	73.63	-	-
Itiquira	148.84	143.90	3.4%
Elejor	175.30	169.12	3.7%

(a) Average auction price fiixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE. The costs of the last tw o itens depends on the order of plants as programming of National System Operator - ONS

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

Tariffs for the supply of energy			R$/MWh
	June 2012	June 2011	Variation
Auction - CCEAR 2005-2012	80.79	76.06	6.2%
Auction - CCEAR 2006-2013	95.44	89.99	6.1%
Auction - CCEAR 2007-2014	106.04	99.72	6.3%
Auction - CCEAR 2008-2015	112.91	106.31	6.2%
Auction - CCEAR 2009-2016	128.40	120.67	6.4%
Concessionaries w ithin the State of Paraná	134.80	135.27	-0.3%

41  Economic Financial Results

Income (Note 27)

At June, 2012, the net income from sales and services reached R$ 4,056,108, an increase of 10.6% compared to the amount of R$ 3,668,538 registered to June 2011.

This variation was due mainly to the following factors:

a)       increase of 5.5% in income from the supply of energy due to consumption by the captive market of 4.0% from January to June 2012 in relation to the same period of 2011 and the average rate pass-through of 2.99%, from June 24, 2011, as per Aneel Resolution 1158/2011;

b)      a increase of 25.0% in income from the supply of energy, mainly due to the increase in the income earned from the Contracts for the Sale of Energy in the Regulated Environment – CCEAR, the amount of R$ 40,042 and the Câmara de Comercialização de Energia Elétrica — CCEE, the amount of R$ 123.253;

c)       increase in the availability of the energy grid 8.5% due mainly to readjustment tariff of June 24 2011; and

d)      increase of 69.3% in other operating income, mainly due to higher revenue value of leases and rents, amounting to R$ 30,356.

Operational costs and expenses (Note 28)

At the end of June 2012, total operational costs and expenses amounted to R$ 3,368,687, which represented an increase of 16.7% compared to the R$ 2,886,580 registered in the same period for 2011. The main highlights are as follows:

a)       Increase of 25.0% to the account for energy purchased for resale due mainly to (i) the increase in the purchase of energy in auctions, for the amount of R$ 126,049 and (ii) higher value of energy purchased in Câmara de Comercialização de Energia — CCEE, the value R$ 107,374;

b)      increase of 20.9% in charges for the use of the main transmission grid due mainly to higher value of Charge reserve energy – ERR, R$ 15,191, and to higher value of Charges of system services - ESS, R$ 11,431.

c)       Increase of 96.1% in provisions and reversals due mainly to increased provisions for tax disputes, R$ 41,099, employee benefits, R$ 12,847, foreclosures and property, R$ 12,177 and civil and administrative law, R$ 10,130;

d)      increase of 13.5% in third party services, which is due mainly to the increase in power system maintenance expenses, civil maintenance and reading of invoices and delivery;

e)       the balance presented as personnel and officers registered an increase of 22.0% compared to the same period of 2011, mainly due to pay rises, as per the collective bargaining agreement implemented in October 2011 and the upsized headcount, and

f)       increase of 25.5% in the pension and healthcare plans resulting mainly from the effects of the actuarial valuation, calculated by a contracted actuary.

Financial results (Note 29)

The decrease of 116.6% in financial income/loss was mainly due to higher financial expenses of 100.5% due to recognition of the effects arising from the third cycle electricity rate adjustment and the effects of changes in depreciation rates on Aneel Normative Resolution 474/2012.

Lajida - ajustado

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 964,140 in June 2012, 8.34% less than that reported for the same period of the previous year, as demonstrated below:

Calculation of Lajida/Ebitda		Consolidated
	06.30.2012	06.30.2011
Net income for the period	504,686	642,312
Deferred IRPJ and CSLL	(104,614)	(117,494)
Provision for IRPJ and CSLL	299,474	439,161
Equity in income of subsidiaries	(36,512)	(34,882)
Financial expenses (income), net	24,387	(147,139)
Lajir/Ebit	687,421	781,958
Depreciation and amortization	276,719	269,885
Lajida/Ebitda - adjusted	964,140	1,051,843
Net operational results - ROL	4,056,108	3,668,538
Ebitda% (Ebitda ÷ ROL)	23.8%	28.7%

OTher INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT

In compliance with the Rules of Differentiated Practices of Level 1 Corporate Governance of BOVESPA, we present the shareholding position of holders of more than 5% of the shares of each type and class of the Company and the consolidated shareholding position of the controllers and administrators of outstanding shares:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of June 30, 2012 (in shares)
SHARE HOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	383,993	100.00	100,944,657	78.72	123,032,357	44.96
TOTAL		145,031,080	100.00	383,993	100.00	128,240,302	100.00	273,655,375	100.00

P.S.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of June 30, 2011 (in shares)
SHARE HOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	387,897	100.00	100,940,753	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	387,897	100.00	128,236,398	100.00	273,655,375	100.00

P.S.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of June 30, 2012 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE FLOATING STOCK
		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
SHAREHOLDERS		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.28	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
OTHER SHAREHOLDERS		21,703,695	14.96	383,993	100.00	100,942,157	78.71	123,029,845	44.96
TOTAL		145,031,080	100.00	383,993	100.00	128,240,302	100.00	273,655,375	100.00
FREE-FLOAT		21,703,695	14.96	383,993	100.00	100,942,157	78.71	123,029,845	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of June 30, 2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE FLOATING STOCK
		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
SHAREHOLDERS		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,597	14.96	387,897	100.00	100,940,753	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	387,897	100.00	128,236,398	100.00	273,655,375	100.00
FREE-FLOAT		21,703,597	14.96	387,897	100.00	100,940,753	78.71	123,032,247	44.96

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	CARLOS HOMERO GIACOMINI FABIANO BRAGA CÔRTES Jose Richa Filho Paulo Procopiak de Aguiar PEDRO LUIZ CERIZE NILTON CAMARGO COSTA NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO FABIANO BRAGA CÔRTES
FISCAL COUNCIL
Chairman:	Joaquim Antonio Guimarães de Oliveira Portes
Full Members:	Luiz Eduardo da Veiga Sebastiani JOSÉ TAVARES DA SILVA NETO WANCLER FERREIRA DA SILVA CARLOS EDUARDO PARENTE DE O. ALVES
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER VACANCY JOSÉ LUIZ MONTANS ANACLETO JR. CLÁUDIO JOSÉ CARVALHO DE ANDRADE
BOARD OF DIRECTORS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	Yára Christina Eisenbach
Chief Distribution Officer	PEDRO AUGUSTO DO NASCIMENTO NETO
Chief Engineering Officer	Jorge Andriguetto Junior
Chief Financial and Investor Relations Officer	Ricardo Portugal Alves
Chief Generation,Transmission and Telecommunications Officer	Jaime de Oliveira Kuhn
Chief Environment and Corporate Citizenship Officer	Gilberto Mendes Fernandes
Chief Legal Officer	Julio Jacob Junior
Chief New Energy Officer	HENRIQUE JOSÉ TERNES NETO
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
INFORMATION ON THIS REPORT rsustentabilidade@copel.com	Fone: +55 (41) 3331-4051
Information	Fones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - Copel

Curitiba - PR

Introduction

We have revised the individual and consolidated interim financial statements of  Companhia Paranaense de Energia - Copel included in the Quarterly Information Forms, for the quarter ended  June 30, 2012, which include the balance sheet at June 30, 2012 and related statements of income and comprehensive income for the three-month and six-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements  and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Conclusion on the individual interim financial statements

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim individual financial statements included in the Quarterly Information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information – ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission.

Conclusion on the consolidated interim financial statements

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim consolidated financial statements included in the Quarterly Information referred to above were not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission.

Other issues

Interim statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the six-month ended June 30, 2012, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that leads us to understand that they were not prepared, in all material respects, in accordance with the interim individual and consolidated statements taken as a whole.

Curitiba, August 14, 2012

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho                                                        João Alberto Dias Panceri

Accountant - CRC 1SP141128/O-2-S-PR                                    Accountant - CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 21, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.